SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       TELEPORT COMMUNICATIONS GROUP INC.
                       ----------------------------------
                                (Name of Issuer)

                       CLASS A COMMON STOCK $.01 PAR VALUE
                       -----------------------------------
                         (Title of Class of Securities)

                                   879463 10 7
                                 (CUSIP Number)

                     John E. Jones, Secretary and Treasurer
                     General Atomic Technologies Corporation
                            3550 General Atomics Ct.
                           San Diego, California 92121
                                 (619) 455-2151

                                 With a copy to:

                            Arthur H. Fredston, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000


            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                February 4, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 679463 107       |
                           |
----------------------------
-------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  General Atomics

-------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
         3.       SEC USE ONLY

-------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                    OO
-------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|
-------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  California
--------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                    374,876
                                  ---------------------------------------------
OWNED BY
EACH REPORTING               8.   SHARED VOTING POWER
PERSON WITH                                            0
                                  ---------------------------------------------

                             9.   SOLE DISPOSITIVE POWER
                                                       374,876
                                  ----------------------------------------------

                             10.  SHARED DISPOSITIVE POWER
                                                       0
-------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                  374,876
-------------------------------------------------------------------------------
         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
------------------------------------------------------------------------------`
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  1.3%
-------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        CO

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 679463 107       |
                           |
----------------------------
-------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  General Atomic Technologies Corporation

-------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
         3.       SEC USE ONLY

-------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                  OO
-------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|
-------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Wyoming
-------------------------------------------------------------------------------

NUMBER OF                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                    1,997,716
                                  ---------------------------------------------
OWNED BY
EACH REPORTING               8.   SHARED VOTING POWER
PERSON WITH                                            0
                                  ---------------------------------------------

                             9.   SOLE DISPOSITIVE POWER
                                                       1,997,716
                                  ---------------------------------------------

                             10.  SHARED DISPOSITIVE POWER
                                                                      0
-------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  1,997,716
-------------------------------------------------------------------------------
         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  6.7%
-------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                        CO

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 679463 107       |
                           |
----------------------------
-------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Tenaya Corporation

-------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
         3.       SEC USE ONLY

-------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                   OO
-------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   o
-------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------------------------------------------------------------------------------
NUMBER OF                    7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                    1,997,716
                                  ---------------------------------------------
OWNED BY
EACH REPORTING               8.   SHARED VOTING POWER
PERSON WITH                                            0
                                  ---------------------------------------------

                             9.   SOLE DISPOSITIVE POWER
                                                       1,997,716
                                  ---------------------------------------------

                             10.  SHARED DISPOSITIVE POWER
                                                       0

-------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  1,997,716
-------------------------------------------------------------------------------
         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
-------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  6.7%
-------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                     CO

                                  SCHEDULE 13D

----------------------------
                           |
CUSIP NO. 679463 107       |
                           |
----------------------------
-------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  James N. Blue

-------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
         3.       SEC USE ONLY

-------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                   OO
-------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   o
-------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.
-------------------------------------------------------------------------------
NUMBER OF                   7.   SOLE VOTING POWER
SHARES BENEFICIALLY                                   1,997,716
                                 ----------------------------------------------
OWNED BY
EACH REPORTING              8.   SHARED VOTING POWER
PERSON WITH                                           0
                                 ----------------------------------------------

                            9.   SOLE DISPOSITIVE POWER
                                                      1,997,716
                                 ----------------------------------------------

                            10.  SHARED DISPOSITIVE POWER
                                                      0
-------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                  1,997,716
-------------------------------------------------------------------------------
         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
------------------------------------------------------------------------------`
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  6.7%
-------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       IN

                                  SCHEDULE 13D


     The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.


Item 1. Security and Issuer

     This statement relates to the Class A Common Stock, $.01 par value per share (the "Company Common Stock") of Teleport Communications Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 429 Ridge Road, Dayton, New Jersey 08810.


Item 2. Identity and Background

     This statement is being filed by the following persons (each a "Reporting Person" and collectively the "Reporting Persons"): (i) General Atomics, a California corporation ("GA"), (ii) General Atomic Technologies Corporation, a Wyoming corporation ("GATC"), (iii) Tenaya Corporation, a Delaware corporation ("Tenaya") and (iv) James N. Blue, an individual.

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 12, 1997, which relates to this statement (including any amendments hereto), a copy of which is attached as Exhibit A hereto.

     GA is a privately-owned corporation principally engaged in the business of government contracting. The principal business address of GA is 3550 General Atomics Ct., San Diego, California 92121.

     GATC is a privately-owned holding company for diversified businesses in technology and other industries. GATC holds all of the issued and outstanding common stock of GA. The principal business address of GATC is 3550 General Atomics Ct., San Diego, California 92121.

     Tenaya is a privately-owned holding company for diversified businesses in technology and other industries. Tenaya owns common stock of GATC which represents 80% of the aggregate voting power of the capital stock of GATC. The principal business address of Tenaya is P.O. Box 910304, San Diego, California 92191-0304.

     Mr. Blue's principal occupation is chairman, director, president and chief executive officer of GA. Mr. Blue owns shares of preferred stock of Tenaya which represent approximately 61% of the aggregate voting power of the capital stock of Tenaya. Mr. Blue's business address is 3550 General Atomics Ct., San Diego, California 92121.

     The name, business address, present principal occupation and employment of each executive officer and director of GA, GATC and Tenaya (the "Executive Officers and Directors") are set forth in Schedule I hereto, which is incorporated herein by reference.

     During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, none of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the individuals listed in this Item 2 or Schedule I hereto is a citizen of the United States of America, except that Anne P. Blue and Walter Simon are citizens of Germany.

Item 3. Source and Amount of Funds or Other Consideration

     All of the shares of Company Common Stock owned by the Reporting Persons were acquired on February 4, 1997, pursuant to an Agreement and Plan of Merger, dated as of January 13, 1997 (the "Merger Agreement"), by and between GA, GATC, CERFnet Services, Inc., a Delaware corporation ("CERFnet"), the Company and CNSI Acquisition Corp., a Delaware corporation ("Sub"). Pursuant to the Merger Agreement, CNSI (a wholly-owned subsidiary of the Company) was merged with and into CERFnet (the "Merger") and the issued and outstanding shares of CERFnet common stock were converted into the right to receive an aggregate of 2,100,000 shares of Company Common Stock. Immediately prior to the consummation the Merger, GA and GATC held in the aggregate approximately 95% of the outstanding common stock of CERFnet. As a result of the Merger, CERFnet became a wholly-owned subsidiary of the Company.

     In addition, pursuant to the Merger Agreement, GA and GATC entered into certain non-compete agreements, which are described in Item 6 below.

     The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by its provisions.


Item 4. Purpose of Transaction.

     The shares of Company Common Stock were acquired for investment purposes. None of the Reporting Persons has any intention of acquiring control over the Company; however, depending upon market and other conditions, any of the Reporting Persons may acquire additional shares of Company Common Stock for investment purposes if such shares become available at prices that are attractive to them, or may dispose of all or a portion of the shares that they currently own or may hereinafter acquire. Except as disclosed above, the Reporting Persons do not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on February 4, 1997:

               (i) GA owns 374,876 shares of Company Common Stock, constituting approximately 1.3% of the outstanding shares of Company Common Stock.

               (ii) GATC owns 1,622,840 shares of Company Common Stock and is deemed to beneficially own the shares of Company Common Stock held by GA (which is its wholly-owned subsidiary), constituting in the aggregate approximately 6.7% of the issued and outstanding shares of Company Common Stock.

               (iii) By virtue of the relationships reported under Item 2 of this statement, each of Tenaya and Mr. Blue may be deemed to be the beneficial owner of 1,997,716 shares of Company Common Stock, constituting approximately 6.7% of the outstanding shares of Company Common Stock.

     (b) GA has sole power to vote or to direct the vote of all shares of Company Common Stock referred to in paragraph (i) above and sole power to dispose or to direct the disposition of all such shares. GATC has sole power to vote or to direct the vote of all shares of Company Common Stock referred to in paragraph (ii) above as owned by it and is deemed to have such power with respect to the shares referenced in paragraph (i) above by virtue of its ownership of all of the issued and outstanding common stock of GA. Tenaya may be deemed to have the same power to direct the vote and the disposition of the shares of Company Common Stock beneficially owned by GATC by virtue of its ownership of common stock of GATC which represents 80% of the aggregate voting power of the capital stock of GATC. Mr. Blue may be deemed to have the same power to direct the vote and the disposition of the shares of Company Common Stock beneficially owned by Tenaya by virtue of his ownership of approximately 61% of the issued and outstanding common stock thereof.

     (c) Except as described in Item 3, none of the Reporting Persons and, to the best knowledge of each Reporting Person, no Executive Officer, has effected any transactions in shares of Company Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Pursuant  to the  Merger  Agreement,  GA and GATC have  agreed  to  certain
noncompete   provisions  with  respect  to  such  Reporting  Persons  and  their affiliates, as more fully described in the Merger Agreement.

     Pursuant to a Registration Rights Agreement dated as of February 4, 1997 (the "Registration Rights Agreement"), the Company has granted GA, GATC and the other former CERFnet stockholders certain piggyback registration rights with respect to the shares of Company Common Stock received in the Merger. The Registration Rights Agreement also contains certain lockup provisions applicable in the case of certain registered offerings by the Company.


Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Agreement and Plan of Merger, dated as of
                     January 13, 1997, by and among GATC, GA,
                     CERFnet, the Company and Sub.

         Exhibit C - Registration Rights Agreement, dated as of
                     February 4, 1997, by and among GATC, GA, Neal Karsten Blue, Pushpendra Mohta and the
                     Company.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


DATED:  February 13, 1997

                         GENERAL ATOMICS



                         By:   /s/ James N. Blue
                            ---------------------------
                            Name:  James N. Blue
                            Title: Director, Chariman,
                                       President and CEO


                         GENERAL ATOMIC TECHNOLOGIES
                                  CORPORATION



                         By:  /s/ James N. Blue
                            ---------------------------
                            Name:  James N. Blue
                            Title: Director, Chairman and
                                       President

                         TENAYA CORPORATION



                         By: /s/ James N. Blue
                            ---------------------------
                            Name:  James N. Blue
                            Title: Chairman, Director and
                                       President


                          /s/ James N. Blue
                          -----------------------------
                              James N. Blue

                                   SCHEDULE I

                       Executive Officers and Directors of
                                 General Atomics

         Except where otherwise indicated, the business address of each of the following is General Atomics, 3550 General Atomics Court, San Diego, CA 92121-1194.


Name and                         Principal Occupation
Position                         and Business Address
--------                         --------------------

Harold Agnew                     Retired - Consultant
Director                         322 Punta Baja Drive
                                 Solana Beach, CA  92075

James N. Blue,                   Director, Chairman, President and
Chairman, Director,              CEO of GA
President and CEO

Linden S. Blue,                  Director, Vice Chairman and Sr.
Director, Vice Chairman          Vice President of GA
and Sr. Vice President

John E. Jones                    Director and Sr. Vice President
Director and                     of GA
Sr. Vice President

Max D. Kemp                      Sr. Vice President and Chief
Sr. Vice President and           Financial Officer of GA
Chief Financial Officer

David A. Goldberg                Self-employed consultant
Director                         750 Park Avenue
                                 New York, New York  10021

William R. Gould                 Chairman of the Board (Emeritus)
Director                         Southern California Edison
                                 100 Long Beach Boulevard, #716
                                 Long Beach, CA  90901

Robert Hunter                    Chairman of the Board
Director                         Litel Instruments
                                 8655 Production Avenue, Suite B
                                 San Diego, CA  92121

G. A. Keyworth, II               Consultant and President of the
Director                         Keyworth Company
                                 41 Avenida de las Casas
                                 Casas de San Juan
                                 Santa Fe, NM  87501

John W. Vessey                   Retired General, U.S. Army
Director                         HCR-1, Box 136A
                                 Garrison, MN  56450

                       Executive Officers and Directors of
                     General Atomic Technologies Corporation


         Except where otherwise indicated, the business address of each of the following is General Atomics, 3550 General Atomics Court, San Diego, CA 92121-1194.


Name and                        Principal Occupation
Position                        and Business Address
--------                        --------------------

James N. Blue,                  Director, Chairman, President
Director, Chairman              and CEO of GA
and President

Linden S. Blue,                 Director, Vice Chairman and
Vice President                  Sr. Vice President of GA

John E. Jones,                  Director and Sr. Vice President
Secretary and                   of GA
Treasurer

David A. Goldberg,              Self-employed consultant
Director                        750 Park Avenue
                                New York, New York  10021

Jerry M. Jones,                 CPA
Director                        8545 Avenida de las Ondas
                                La Jolla, CA  92037

                       Executive Officers and Directors of
                               Tenaya Corporation


         Except where otherwise indicated, the business address of each of the following is General Atomics, 3550 General Atomics Court, San Diego, CA 92121-1194.


Name and                         Principal Occupation
Position                         and Business Address
--------                         --------------------

James N. Blue,                   Chairman, Director, President and
Director, Chairman,              CEO of GA
and President

Anne P. Blue,                    Director of Community Affairs of GA
Director and
Vice President

John E. Jones,                   Director and Sr. Vice President
Secretary and                    of GA
Treasurer

                                    EXHIBITS


         Exhibit A -  Joint Filing Agreement

         Exhibit B -  Agreement and Plan of Merger, dated as of
                      January 13, 1997, by and among GATC, GA,
                      CERFnet, the Company and Sub.

         Exhibit C -  Registration Rights Agreement, dated as of
                      February 4, 1997, by and among GATC, GA, Neal Karsten Blue, Pushpendra Mohta and the
                      Company.

                                                                      Exhibit A





                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the shares of Class A Common Stock, $.01 par value per share, of Teleport Communications Group Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 13, 1997


                                GENERAL ATOMIC
                                  TECHNOLOGIES CORPORATION


                                By:   /s/ James N. Blue
                                   -----------------------------
                                   Name:  James N. Blue
                                   Title: Director, Chairman and
                                                  President

                                GENERAL ATOMICS


                                By:   /s/ James N. Blue
                                   -----------------------------
                                   Name:  James N. Blue
                                   Title: Director, Chairman,
                                                  President and CEO

                                TENAYA CORPORATION


                                By:   /s/ James N. Blue
                                   -----------------------------
                                   Name:  James N. Blue
                                   Title: Chairman, Director and
                                                  President


                                   /s/ James N. Blue
                                   -----------------------------
                                       James N. Blue

                                                                      EXHIBIT B
                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of January 13, 1997, by and among GENERAL ATOMIC TECHNOLOGIES CORPORATION, a Wyoming corporation ("GATC"), GENERAL ATOMICS, a California corporation ("GA" and, collectively with GATC, the "Stockholders"), CERFNET SERVICES, INC., a Delaware corporation (the "Company"), TELEPORT COMMUNICATIONS GROUP INC., a Delaware corporation ("TCGI") and CNSI ACQUISITION CORP., a Delaware corporation ("Sub").


                                    RECITALS

         WHEREAS, the Stockholders are the owners of all of the issued and outstanding capital stock of the Company; and

         WHEREAS, each of Sub and the Company have determined it to be advisable for business reasons and in the best interests of said corporations and their respective stockholders that Sub be merged with and into the Company, pursuant to Section 251 of the Delaware General Corporation Law ("Delaware Law"), and pursuant to the terms and conditions set forth herein, with the Company being the surviving corporation of such merger;

                                   AGREEMENTS

         NOW THEREFORE, in consideration of the above recitals and of the mutual agreements and covenants contained in this Agreement, the parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1                  DEFINITIONS

         1.1  Certain  Definitions.   The  following  terms,  as  used  in  this
Agreement, shall have the meanings set forth in this Section:

         "Affiliate" means, with respect to any Person, any other Person or entity that, directly or indirectly, through one or more intermediates controls, is controlled by or is under common control with the first specified Person.

         "Booked Taxes" has the meaning assigned to it in Section 6.5(a).

         "CERCLA" means the Comprehensive Environmental Response Compensation Liability Act, as amended by the Superfund Amendments and Reauthorization Act,

42 U.S.C. ss. 9601, et seq.

         "Certificate of Merger" has the meaning assigned to it in Section 2.3.

         "Certificates" has the meaning assigned to it in Section 2.10.

         "CERFnet Germany" means CERFnet Germany, Inc., a Delaware corporation.

         "CERFnet Germany Dividend" has the meaning assigned to it in Section 6.9(a).

         "CERFnet  Germany  Transactions"  has  the  meaning  assigned  to it in
Section 6.9(a).

         "Closing" means the consummation of the Merger pursuant to this Agreement, in accordance with the provisions of Section 2.

         "Closing Date" means the date on which the Closing occurs, as determined pursuant to Section 2.

         "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         "Collection Period" has the meaning given to it in Section 6.10(b).

         "Company Charter Amendment" means the amendment to the Company's Certificate of Incorporation filed with the Secretary of State of the State of Delaware on January 7, 1997.

         "Company Common Stock" means the common stock, $1.00 par value per share, of the Company.

         "Company Preferred Stock" means the preferred stock, $10,000 par value per share, of the Company.

         "Company Shares" means all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

         "Company Transaction" has the meaning assigned to it in Section 6.7.

         "Compensation Arrangement" means any plan or compensation arrangement other than an Employee Benefit Plan, whether written or unwritten, which provides to employees, former employees, officers, directors or shareholders of the Company or any ERISA Affiliate any compensation or other benefits, whether deferred or not, in excess of base salary or wages (excluding overtime pay), including, but not limited to, any bonus or incentive plan, stock rights plan, employee stock ownership plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan, golden parachute and any other perquisites and employee fringe benefit plan.

         "Confidentiality Agreement" means that certain Joint Nondisclosure Agreement, effective as of July 22, 1996, by and between TCGI and Hambrecht & Quist, as Agent for the Company.

         "Consents" means the consents, permits or approvals of government authorities and other third parties necessary to convert the Company Shares into TCGI Common Stock or otherwise to consummate the transactions contemplated by this Agreement.

         "Contracts" means all contracts, leases, non-governmental licenses and other agreements (including leases for personal or real property and employment agreements, but not including Employee Benefit Plans and Compensation Arrangements), written or oral (including any amendments and other modifications thereto), (a) which are binding upon the Company and which relate primarily to or primarily affect the business or operations of the Company or any of its properties or (b) to which the Company is a party, and, in the case of both clauses (a) and (b), (i) which are in effect on the date of this Agreement or
(ii) which are entered into by the Company between the date of this Agreement and the Closing Date in accordance with the terms hereof.

         "Delaware Law" has the meaning assigned to it in the recitals hereof.

         "Disclosure Schedules" means, collectively, the Schedules attached hereto and delivered hereunder.

         "DOJ" has the meaning assigned to it in Section 6.4(b).

         "Effective Time" has the meaning assigned to it in Section 2.3.

         "Employee Benefit Plan" means any plan, program or arrangement that is or was an "employee benefit plan" as such term is defined in Section 3(3) of ERISA and which (i) within the past six years (a) was or is established or maintained by the Company or any ERISA Affiliate or (b) either the Company or any ERISA Affiliate contributed to or was obligated to contribute to or to fund or provide benefits; or (ii) provides or promises benefits to any natural Person who performs or who has performed services for the Company or any ERISA Affiliate and because of those services is or has been (x) a participant therein or (y) entitled to benefits thereunder.

         "Environmental Laws" means any applicable order, judgment, injunction, award, decree or writ or any applicable law, statute, code, ordinance, regulation or other requirement of any government or political subdivision thereof, whether federal, state, local or foreign, or any agency, regulatory authority or instrumentality of any such government or political subdivision, or any court or arbitrator relating to pollution or protection of health, public welfare or the environment, including, without limitation, Environmental Laws relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

         "ERISA   Affiliate"   means   any   corporation,    partnership,   sole
proprietorship or other entity related to the Company within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

         "Financial Statements" has the meaning assigned to it in Section 3.7.

         "FTC" has the meaning assigned to it in Section 6.4(b).

         "GA  Affiliated  Group"  has  the  meaning  assigned  to it in  Section
3.17(c).

         "Hazardous Materials" means (1) hazardous materials, contaminants, constituents, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations, as amended: the Hazardous Materials Transportation Act, 49 U.S.C. ss. 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901 et seq., CERCLA, the Clean Water Act, 33 U.S.C. ss. 1251 et seq., and the Toxic Substance Control Act, 15 U.S.C. ss. 2601 et seq., (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos-containing materials, (5) PCBs, or PCB-containing materials or fluids, (6) any other substances with respect to which any federal, state or local agency or other governmental authority may require either an environmental investigation or environmental remediation, and (7) any other hazardous or noxious substance, material, pollutant or solid or liquid waste that is regulated by any Environmental Laws.

         "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

         "Incentive   Agreements"   means,   collectively,   (i)  the  Incentive
Agreement, dated as of January 10, 1997, between the Stockholders and Pushpendra





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Mohta and (ii) the Incentive Agreement,  dated as of January 10, 1997, between the Stockholders and Neal Karsten Blue.

         "Incentive Loan Arrangements" means the loans between GA and Pushpendra Mohta and Neal Karsten Blue for their pro rata share of withholding taxes, related to their receipt of Company Common Stock pursuant to the Incentive Agreements.

         "Indemnifiable Tax Damages" has the meaning assigned to it in Section 6.5(b).

         "Indemnified Party" has the meaning assigned to it in Section 10.4.

         "Indemnifying Party" has the meaning assigned to it in Section 10.4.

         "Instructions" has the meaning assigned to it in Section 2.8(a).

         "Intangibles" means all copyrights, trademarks, trade names, service marks, service names, licenses, patents, permits, proprietary information, technical information and data, computer programs and program rights, software and databases and other similar intangible property rights and interests (and any goodwill associated with any of the foregoing) applied for, issued to, or owned by the Company or under which the Company is licensed or franchised and which are used or useful in the business of the Company, together with any additions thereto between the date of this Agreement and the Closing Date.

         "Lien" as applied to the property of any Person means: (a) any mortgage, lien, pledge, charge, lease constituting a capitalized lease, conditional sale or other title retention agreement, claims, option or other security interest or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom; (b) any arrangement, under which any property of such Person is transferred, sequestered or otherwise identified for the purpose of subjecting the same to the payment of indebtedness in priority to the payment of the general, unsecured creditors of such Person;
(c) the filing of, or any agreement to give, any financing statement under the Uniform Commercial Code or its equivalent of any jurisdiction in respect of indebtedness; and (d) in the case of securities or other equity interests, any purchase option, call or similar right of a third party with respect to such securities or other equity interests.

         "Losses" has the meaning assigned to it in Section 10.2.

         "Material Adverse Effect" means any materially adverse change in, or materially adverse effect on, the business, assets, results of operations, financial condition or prospects of the Company.

         "Material Contract" has the meaning assigned to it in Section 3.12.

         "Merger" has the meaning assigned to it in Section 2.1.

         "Merger Consideration" has the meaning assigned to it in Section 2.8.

         "Multiemployer Plan" means any Employee Benefit Plan which is a multiemployer plan within the meaning of Section 3(37) of ERISA.

         "NASD" means the National Association of Securities Dealers.

         "NASDAQ" means Nasdaq National Market.

         "Net Receivables" has the meaning assigned to it in Section 6.10(a).

         "Permits" has the meaning assigned to it in Section 3.19.

         "Permitted Settlement" has the meaning assigned to it in Section 6.10(b)(1).

         "Person" means an individual, corporation, association, partnership, joint venture, trust, estate, limited liability company, limited liability partnership, or other entity or organization.

         "Real Property" means all real property and interests in real property, including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, and other real property interests of the Company or any of its subsidiaries, together with any additions thereto between the date of this Agreement and the Closing Date.

         "Receivables" has the meaning assigned to it in Section 6.10(a).

         "Registration Rights Agreement" means the registration rights agreement with respect to the TCGI Common Stock constituting the Merger Consideration, in the form attached as Exhibit A.

         "Reporting Period" has the meaning assigned to it in Section 6.5(b)(i).

         "SDSC" has the meaning assigned to it in Section 3.12(d).

         "Section  6.12  Matters"  means the matters  specified in Section 6.12.

         "Securities Act" means the Securities Act of 1933, as amended, including the rules and regulations thereunder.

         "Short Period" has the meaning assigned to it in Section 6.5(b)(i).

         "Software" has the meaning assigned to it in Section 3.14(j).

         "Sub Common Stock" has the meaning assigned to it in Section 2.8.

         "Surviving Corporation" has the meaning assigned to it in Section 2.1.

         "TCGI Affiliated Group" has the meaning assigned to it in Section 6.5(b)(i).

         "Tangible Personal Property" means all machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, inventory, spare parts, and other tangible personal property of the Company, together with any additions thereto between the date of this Agreement and the Closing Date.

         "Tax" or "Taxes" means all federal, state, local and foreign income, gross receipts, sales, use, employment, payroll, franchise, profits, excise, environmental, property or other taxes, estimated taxes, fees, stamp taxes and duties, assessments or charges of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto.

         "Tax Claim" has the meaning assigned to it in Section 6.5(g).

         "Tax Return" means any return or report required to be filed under any statute, rule or regulation relating to Taxes.

         "TCGI Common Stock" means Class A Common Stock, par value $0.01 per share, of TCGI.

         "Tenaya Payment" has the meaning assigned to it in Section 6.11.

         "Working Capital" has the meaning assigned to it in Section 2.9.

         "Working Capital Amount" has the meaning assigned to it in Section 2.9.

         1.2 Knowledge. For purposes of this Agreement, the terms "knowledge," "to the knowledge of" and similar formulations, with respect to the Stockholders, shall mean the knowledge, after making due inquiry, of Neal Blue, Linden S. Blue, Neal Karsten Blue, James R. Edwards, John E. Jones and Pushpendra Mohta.


SECTION 2     THE MERGER; CONVERSION OF SHARES; EFFECT OF MERGER

         2.1 The Merger. Subject to the terms and conditions hereof, as of the Effective Time, Sub shall be merged with and into the Company as provided herein (the "Merger"). Thereupon, the corporate existence of the Company, with all its purposes, powers and objects, shall continue unimpaired by the Merger, and the corporate identity and existence of Sub, with all the purposes, powers and objects of Sub, shall be merged with and into the Company, and the Company, as the corporation surviving the Merger (sometimes herein referred to as "Surviving Corporation"), shall be fully vested therewith. The separate existence and corporate organization of Sub shall cease as of the Effective Time.

         2.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 9, the consummation of the Merger (the "Closing") will take place on such date (the "Closing Date") as TCGI and the Stockholders shall mutually agree in writing, which date shall be no later than ten (10) business days after satisfaction or waiver of the conditions set forth in Section 7.1(c) and 7.2(c), at the offices of Dow, Lohnes & Albertson, 1200 New Hampshire Avenue, N.W., Washington, D.C. 20036, unless another date, time or place is agreed to by the parties hereto.

         2.3 Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Section 7, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing, or such later date or time as set forth therein, being the "Effective Time").

         2.4 Certificate of Incorporation. As of the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be in the form the existing Certificate of Incorporation of Sub, except that the name of the Surviving Corporation shall be changed to be "CERFnet Services, Inc." From and after the Effective Time, said Certificate of Incorporation shall be, and may be separately certified as, the Certificate of Incorporation of the Surviving Corporation.

         2.5 Bylaws. As of the Effective Time, the Bylaws of the Surviving Corporation shall be in the form of the existing Bylaws of Sub. From and after the Effective Time, the same may be altered, amended or repealed in accordance with law, the Certificate of Incorporation of the Surviving Corporation or said Bylaws.

         2.6 Directors. As of the Effective Time, the members of the Board of Directors of the Surviving Corporation shall be the members of the Board of Directors of Sub immediately before the Effective Time.

         2.7 Officers. As of the Effective Time, the officers of the Surviving Corporation shall be the officers of Sub immediately before the Effective Time.

         2.8 Conversion. As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Sub, the Surviving Corporation or any holder of the following securities:

                  (a) All of the Company Shares issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.8(e)) shall be converted into 2,100,000 shares of TCGI Common Stock, in the aggregate, allocable with respect to such Company Shares in the amounts set forth in a certificate (the "Instructions") delivered to TCGI by the Stockholders not less than five (5) business days prior to the Closing Date, which Instructions shall be executed by each of the Stockholders, Neal Karsten Blue and Pushpendra Mohta. Each of the Stockholders, Neal Karsten Blue and Pushpendra Mohta hereby waives all rights to receive any portion of the Merger Consideration pursuant to this Agreement other than pursuant to the Instructions.

                  (b) All Company Shares converted pursuant to Section 2.8(a) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing any such Company Shares shall thereafter represent the right to receive, upon the surrender of such certificate, in accordance with the provisions of Section 2.10, certificates evidencing the Merger Consideration to be issued in consideration therefor, as provided in this Section 2.8. The holders of such certificates previously evidencing such Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by law.

                  (c) The "Merger Consideration" shall consist of two million one hundred thousand (2,100,000) shares of TCGI Common Stock.

                  (d)(i) Each of the 1,000 shares of common stock, par value $.01 per share, of Sub ("Sub Common Stock") which is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value
$.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"); and (ii) the certificates representing all of the shares of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist.

                  (e) Each of the Company Shares held in the treasury of the Company immediately prior to the Effective Time shall automatically be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

        2.9 Working Capital.

                  (a) Working Capital Requirement. Immediately prior to the Effective Time, the Company shall have, after giving effect to the CERFnet Germany Transactions described in Section 6.9 and all capital contributions made by the Stockholders to the Company during the 1997 calendar year, current assets (including cash) in excess of current liabilities, as reflected on the adjusted balance sheet of the Company, as of the Closing Date ("Working Capital"), equal to not less than one million dollars ($1,000,000) (the "Working Capital Amount"). Such adjusted balance sheet shall reflect all capital contributions made by the Stockholders to the Company during the 1997 calendar year and shall not reflect (i) any current or accrued liability or expense with respect to legal fees incurred in connection with the transactions contemplated by this Agreement, payable by or for the account of the Company, all of which fees shall be paid or assumed by the Stockholders on or prior to the Closing Date, (ii) the deferred income taxes of the Company or (iii) any liabilities or assets arising from the Section 6.12 Matters. Notwithstanding any other provision of this Agreement, (i) to the extent that such adjusted balance sheet of the Company, as of the Closing Date, reflecting the results of operations in the ordinary course of business (consistent with Section 3.7 and Section 5) from and after the date hereof, would otherwise reflect Working Capital of less than the Working Capital Amount, the Stockholders shall provide a capital contribution to the Company prior to the Effective Time, in cash, in such amount as is estimated to be required to make the Working Capital of the Company equal to the Working Capital Amount as of the Closing Date, and (ii) to the extent that such adjusted balance sheet of the Company, as of the Closing Date, reflecting the results of operations in the ordinary course of business (consistent with Sections 3.7 and Section 5) from and after the date hereof, would otherwise reflect Working Capital in excess of the Working Capital Amount, the Surviving Corporation shall, to the extent set forth in Section 2.9(d), make a payment to the Stockholders on the Closing Date, in immediately available funds.

                           (b) Manner of Determining Working Capital.  Working
Capital of the Company will be determined finally in accordance with the following procedures:

                           (1) The  Stockholders  shall  prepare  and deliver to
TCGI not later than three (3) business days before the Closing Date a preliminary settlement statement which shall set forth the Stockholders' good faith estimate of Working Capital. The preliminary settlement statement shall contain all information reasonably necessary to estimate Working Capital, including without limitation any capital contributions to the Company made by the Stockholders during the 1997 calendar year, and such other information as may be reasonably requested by TCGI and Sub.

                           (2) As promptly as possible after the Closing, but in
any event not later than thirty (30) days after the Closing Date, TCGI will deliver to the Stockholders, a statement setting forth TCGI's determination of Working Capital and the calculation thereof. TCGI's statement shall contain all information reasonably necessary to determine Working Capital, and such other information as may be reasonably requested by the Stockholders. If GATC, as representative acting on behalf of all of the Stockholders, disputes the amount of Working Capital determined by TCGI, it shall deliver to TCGI within fifteen
(15) days after its receipt of TCGI's statement a statement setting forth its determination of the amount of Working Capital. If GATC, as representative acting on behalf of all of the Stockholders notifies TCGI of the Stockholders' acceptance of TCGI's statement, or if GATC, as representative acting on behalf of all of the Stockholders fails to deliver its statement within the fifteen-day period specified in the preceding sentence, TCGI's determination of Working Capital shall be conclusive and binding on the parties as of the last day of the fifteen-day period.

                           (3) TCGI and the  Stockholders  shall use good  faith
efforts to resolve any dispute involving the determination of Working Capital. If the parties are unable to resolve the dispute within fifteen (15) days following the delivery of the Stockholders' statement pursuant to Section

2.9Ib)(2), TCGI and the Stockholders shall jointly designate Deloitte & Touche, LLP and Price Waterhouse LLP to resolve the dispute. If such accountants are unable to resolve the dispute within thirty (30) days of their appointment, such accountants shall designate a third independent accounting firm to resolve the dispute. The resolution of such accountant or accountants of the dispute shall be final and binding on the parties. Any fees of any such third independent accountant shall be split equally between the parties.

                  (c) Payments to Reflect  Working  Capital  Deficit or Surplus.
(i) If the Working Capital as finally determined pursuant to Section 2.9(b) is determined to equal less than the Working Capital Amount, the Stockholders shall pay to the Company, in cash in immediately available funds within five (5) days after the date on which the Working Capital is determined pursuant to Section 2.9(b), the difference between the Working Capital Amount and the Working Capital; and (ii) if Working Capital as finally determined pursuant to Section 2.9(b) is determined to equal more than the Working Capital Amount, the Surviving Corporation shall pay to the Stockholders, in cash, in immediately available funds within five (5) days after the date on which such amount is determined, the difference between the Working Capital and the Working Capital Amount, subject to Section 2.9(d).

                  (d) Notwithstanding anything in this Section 2.9 to the contrary, in no event shall the amount of any payment required to be made to the Stockholders under this Section 2.9 exceed the aggregate amount of capital contributions made by the Stockholders to the Company during the 1997 calendar year.

         2.10 Exchange Procedures. Upon surrender by the holder thereof of all certificates which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates") for cancellation to TCGI, subject to the provisions of applicable law, the holders of such Certificates shall be entitled to receive in exchange therefor the number of shares of TCGI Common Stock that each such holder has the right to receive pursuant to the provisions of Section 2.8. The Certificates so surrendered pursuant to the preceding sentence shall forthwith be cancelled.

         2.11 Distribution With Respect to Unexchanged Stock. No shares of TCGI Common Stock that a holder of Certificates has the right to receive pursuant to the provisions of this Section 2 shall be issued to any such holder, pursuant to
Section 2.10, until the holder of record of such Certificate or his designated representative shall surrender such Certificate.

         2.12 Further Ownership Rights in the Company Shares. The shares of TCGI

Common Stock issued in exchange for Certificates duly presented to TCGI, pursuant to Section 2.10, shall be deemed to have been issued in full satisfaction of all rights under this Agreement pertaining to Company Shares theretofore represented by such Certificates.

         2.13 Withholding Rights. The Surviving Corporation, TCGI or Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, as the Surviving Corporation, TCGI or Sub is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation, TCGI or Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, in respect of which such deduction and withholding was made by the Surviving Corporation, TCGI or Sub. In the event that TCGI should conclude that amounts may be required by law to be deducted and withheld pursuant to this Section 2.13, TCGI shall notify the Stockholders no later than five (5) business days prior to the Closing Date, and TCGI shall afford the Stockholders the opportunity to minimize or eliminate any such requirement.

         2.14 No Liability. None of the Surviving Corporation, TCGI or Sub shall be liable to any Person in respect of any shares of TCGI Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law to the extent Certificates representing such shares have not been duly surrendered for cancellation to TCGI pursuant to Section 2.10 on or prior to such delivery. None of the Surviving Corporation, TCGI or Sub shall be liable to any Person in respect of any Company Shares owned or held by such Person, other than the delivery at Closing of certificates representing TCGI Common Stock in accordance with the Instructions.

         2.15 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to TCGI or the Surviving Corporation for any reason shall be converted into shares of TCGI Common Stock as provided in this Section 2.

         2.16 Effect of the Merger. At and after the Effective Time, the Company shall possess all the rights, privileges, immunities, powers and purposes of each of the Company and Sub; all the property, real and personal, including subscriptions to shares, causes of action and every other asset of the Company and Sub shall vest in the Surviving Corporation without further act or deed; and the Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of the Company and Sub. No demand for any cause existing against either the Company or Sub, or any stockholder, officer or director thereof, shall be released or impaired by the Merger, and no action or proceeding, whether civil or criminal, then pending by or against the Company or Sub, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in any such action or special proceeding in place of the Company or Sub.

         2.17 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or in any other things are necessary, desirable or proper to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to any property rights of the Company or Sub acquired or to be acquired by the Surviving Corporation by reason of, or as of result of, the Merger, each Stockholder, the Company and Sub agree that they and their officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement (it being understood and agreed that any out-of-pocket expenses incident to the foregoing shall be borne by the Surviving Corporation and not by the Stockholders), and that the officers and directors of the Company and Sub and the officers and directors of the Surviving Corporation are fully authorized in the name of the Company, Sub, the Surviving Corporation or otherwise to take any and all such action.


SECTION 3      REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

         The Stockholders, jointly and severally, represent and warrant to TCGI as follows:

         3.1 Organization, Standing, and Authority.

                  (a)  The  Company  is a corporation  duly  organized,  validly existing, and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own, lease, and use its properties as now owned, leased and used, and to conduct its business as now conducted. The Company is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which, when taken together with all other such failures, would not have a Material Adverse Effect.

                  (b) GATC is a corporation duly organized, validly existing, and in good standing under the laws of the State of Wyoming and has all necessary corporate power and authority to own, lease and use its properties as now owned, leased and used, and to conduct its business as now conducted. GATC has the requisite corporate power and authority to execute and deliver this Agreement and the documents contemplated hereby and to perform and comply with all of the terms, covenants and conditions to be performed and complied with by GATC hereunder and thereunder.

                  (c) GA is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has all necessary corporate power and authority to own, lease and use its properties as now owned, leased and used, and to conduct its business as now conducted. GA is a wholly-owned subsidiary of GATC. GA has the requisite corporate power and authority to execute and deliver this Agreement and the documents contemplated hereby and to perform and comply with all of the terms, covenants and conditions to be performed and complied with by GA hereunder and thereunder.

         3.2 Authorization and Binding Obligation. The execution, delivery, and performance of this Agreement by each of the Stockholders and the Company has been duly authorized by all necessary corporate actions on the part of each such Stockholder and the Company, respectively. This Agreement has been duly executed and delivered by each Stockholder and the Company and constitutes, and each other document contemplated hereby to which any Stockholder or the Company is a party, when executed and delivered by the other parties thereto, will constitute, the legal, valid, and binding obligation of each such Stockholder and the Company, respectively, enforceable against it in accordance with its terms except as the enforceability hereof or thereof may be affected by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, and by general equitable principles (whether considered in a proceeding at law or in equity).

         3.3 Absence of Conflicting Agreements. Except as set forth on Schedule 3.3, the execution, delivery, and performance of this Agreement and the documents contemplated hereby by the Company and the Stockholders (with or without the giving of notice, the lapse of time, or both) do not:

                  (d) violate or conflict with any term or provision of the certificate of incorporation or bylaws (or other charter documents) of either of the Stockholders or the Company;

                  (b) except as would not have a Material Adverse Effect, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to either of the Stockholders or the Company;

                  (c) except as would not have a Material Adverse Effect, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of either Stockholder or the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which either Stockholder or the Company is a party or by which any of such assets or properties is bound or affected; or

                  (d) result in the creation of any Lien on the Company Shares or the properties and assets of the Company.

         3.4 Capitalization.

                  (a) As of the date hereof, the Company is authorized to issue 2,000 shares of Company Common Stock, of which 1,231 shares are issued and outstanding, all of which are owned legally and beneficially by the Stockholders. All of the Company Shares issued and outstanding as of the date hereof are duly authorized and validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights or any applicable securities laws and are free and clear of all Liens of whatever nature other than such restrictions on transfer as may arise under state and/or federal securities laws. The Company Common Stock constitutes the only class of authorized capital stock of the Company. Except for the provisions of this Agreement, the Registration Rights Agreement and the Incentive Agreements, there are no subscriptions, options, warrants, call rights, participation rights or rights of conversion or other rights, agreements, arrangements or commitments relating to the Company's capital stock obligating the Company or either Stockholder either to issue or sell any shares of the Company's capital stock or any options, warrants or participation rights with respect thereto, or any voting agreements, voting trust agreements, shareholder agreements or similar agreements relating to the voting of any of the Company's capital stock.

                  (b) All of the shares of issued and outstanding capital stock of CERFnet Germany are owned, as of the date hereof, legally and beneficially by the Company, have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights or any applicable securities laws. Except as contemplated under the CERFnet Germany

Dividend, there are no subscriptions, options, warrants, call rights, participation rights or rights of conversion or other rights, agreements, arrangements or commitments relating to the capital stock of CERFnet Germany obligating CERFnet Germany or the Company either to issue or sell any shares of CERFnet Germany common stock, or any option, warrants or participation rights with respect thereto, or any voting agreements, voting trust agreements, shareholder agreements or similar agreements relating to the voting of any of such stock. The Company owns, as of the date hereof, the shares of CERFnet Germany common stock free and clear of all Liens of whatever nature other than as contemplated under the CERFnet Germany Dividend and such restrictions on transfer as may arise under state and/or federal securities laws.

         3.5 Share Ownership. As of the date hereof, the Stockholders hold good and valid title to all, and as of the Closing Date, the Stockholders will hold good and valid title to all (other than the shares of Company Common Stock to be transferred pursuant to the Incentive Agreements, of which good and valid title will be held by Neal Karsten Blue and Pushpendra Mohta, respectively) of the issued and outstanding Company Common Stock, free and clear of all Liens of whatever nature other than such restrictions on transfer as may arise under state and/or federal securities laws.


         3.6 Subsidiaries; Joint Ventures. Except for CERFnet Germany, the Company's interest in which is to be distributed to the Stockholders pursuant to
Section 6.9(a), the Company has no subsidiaries and is not, directly or indirectly, a shareholder of and has no equity investments in, and does not control any Person; and (except for CERFnet Germany) the Company does not conduct any part of its business through, any subsidiaries or any other Person in which it has an equity investment.

         3.7 Financial Statements. Attached hereto as Schedule 3.7 are true and complete copies of (i) audited financial statements of the Company containing balance sheets and statements of income and cash flows as at and for the Company's fiscal year ended December 31, 1995, and (ii) an unaudited balance sheet and statement of income and cash flows of the Company as at and for the eleven months ended November 30, 1996 (the items referred to in clauses (i) and (ii), collectively, the "Financial Statements"). The Financial Statements have been prepared from the books and records of the Company, on an unconsolidated basis, have been prepared in accordance with generally accepted accounting principles consistently applied and maintained throughout the periods indicated, accurately reflect the books, records and accounts of the Company, are complete and correct in all material respects, and present fairly the financial condition of the Company, as at their respective dates and the results of operations for the periods then ended (except as noted therein and, with respect to unaudited financial statements, for normal year-end audit adjustments and except for the absence of notes to such financial statements).

         3.8 Undisclosed Liabilities. Except as disclosed on Schedule 3.8 and the notes to the Company's interim financial statement as of and for the eleven-month period ended November 30, 1996, there is no obligation or liability of the Company, except: (i) such liabilities and obligations that are reflected in or reserved on the Company's audited Financial Statements, as of or for the period ending December 31, 1995, or as would not be required to be included in the Company's audited Financial Statements, as of or for the period ending December 31, 1995, under generally accepted accounting principles or (ii) such liabilities and obligations that were incurred after December 31, 1995 in the ordinary course of business consistent with past practice or (iii) which do not individually or in the aggregate exceed fifty thousand dollars ($50,000).

         3.9  Conduct of Business in Ordinary  Course.  Except as  disclosed  on
Schedule 3.9 or in the notes to the Company's interim financial statements, as of or for the eleven-month period ended November 30, 1996, included in Schedule 3.7, since December 31, 1995, the Company has conducted its business only in the ordinary course and has not:

                  (a) suffered any change in its business, assets, or properties, taken as a whole (after giving effect to reserves reflected on the Financial Statements) including any damage, destruction, or loss affecting any assets used or useful in the conduct of the business of the Company, which would have a Material Adverse Effect (it being recognized that CERFnet Germany is in a start-up phase and is incurring losses in its operations);

                  (b) made any material increase in compensation payable or to become payable to any of its employees, or any bonus payment made or promised to any employee, or any material change in personnel policies, Employee Benefit Plans or other Compensation Arrangements affecting the employees of the Company;

                  (c) made any sale, assignment, lease, or other transfer of any material properties other than in the normal and usual course of business;

                  (d) suffered any material write-down of the value of any of its properties or any material write-off as uncollectible of any accounts receivable, in either case, in excess of the reserves provided therefor in the Financial Statements of November 30, 1996;

                  (e) declared or paid any dividend or similar distribution with respect to its capital stock or made or declared any split, combination or reclassification of its capital stock or any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except that the (i) Company has issued shares of Company Common Stock and Company Preferred Stock in substitution for the issued and outstanding shares thereof, solely to reflect the change in name of the Company to "CERFnet Services, Inc." subsequent to the original issuance of such shares and (ii) CERFnet Germany has issued shares of CERFnet Germany common stock to the Company, in substitution for the issued and outstanding shares thereof, solely to reflect the change in name of the Company to "CERFnet Services, Inc." subsequent to the original issuance of such shares and except for the stock reclassification contemplated by the Company Charter Amendment;

                  (f)  made  any  other  payment  or   distribution   to  either
Stockholder or any of its other Affiliates, except in the ordinary course of business;

                  (g) incurred any indebtedness for borrowed money which has not been repaid;

                  (h) transferred or granted any right under, or entered into any settlement regarding the breach or infringement of, any license, patent, copyright, trademark, trade name, franchise, or similar right, or modified any existing right relating to its business except in the ordinary course of business; or

                  (i) made any change in accounting methods, principles or practices affecting its assets, liabilities or business.

         3.10 Title to and Condition of Real Property. Schedule 3.10 contains a complete and accurate description of all the Real Property and the interests of the Company therein (including street address, legal description, owner, and use and the location of all improvements thereon). The Real Property listed on
Schedule 3.10 includes all real property interests used to conduct the business of the Company as now conducted. The Company does not own any Real Property. With respect to each leasehold or subleasehold interest included in such Real Property, so long as the Company fulfills its obligations under the lease therefor, the Company has enforceable rights to nondisturbance and quiet enjoyment.

         3.11 Title to and  Condition of Tangible  Personal  Property.  Schedule
3.11 lists all material items of Tangible Personal Property having a value in excess of five hundred dollars ($500). The Tangible Personal Property listed on
Schedule 3.11 includes all material items of tangible personal property used to conduct the business of the Company as now conducted, except for Tangible Personal Property sold, transferred or otherwise disposed of in the ordinary course of business between the date hereof and the Closing Date for which the Company has obtained suitable replacement property, as necessary in the ordinary course of business. Except as described in Schedule 3.11, the Company owns and has good title to each item of Tangible Personal Property, and none of the Tangible Personal Property owned by the Company is subject to any Lien, except for liens for current taxes not yet due and payable or which may thereafter be paid without penalty.

         3.12 Customers and Contracts.

                  (a) Attached as Schedule 3.12(a) is a copy of the customer list of the Company, as of December 31, 1996, used in the ordinary course of the Company's business, which copy is true and complete, taken as a whole, in all material respects. Except as identified on Schedule 3.12(a), as of the date hereof (and as of the end of the immediately preceding calendar month), to the knowledge of the Stockholders, none of the customers identified on such list intends to reduce or has threatened, orally or in writing, to reduce materially its purchases from or business dealings with the Company whether by reason of the consummation of this Agreement or otherwise.

                  (b) Schedule 3.12(b) set forth a true and complete (in all material respects) list of all Contracts (other than customer contracts with any customers not identified in Schedule 3.12(a)). Except as set forth on Schedule 3.12(b), each Contract which (i) is reasonably likely to involve consideration of more than two thousand dollars ($2,000), in the aggregate, and (ii) (A) has a remaining term of more than 30 days or (B) is not cancellable without penalty or further payment without more than 30 days' notice (a "Material Contract"), is in full force and effect and is valid, binding and enforceable against the Company, assuming due authorization, execution and delivery by the other parties thereto (and, to the knowledge of the Stockholders, against other parties) in accordance with its respective terms. Except as set forth on Schedule 3.12(b), to the knowledge of the Stockholders, there is not under any such Material Contract any material default by any party thereto or any event that, after notice or lapse of time or both, could constitute a default of any material provision thereof. True and complete copies of each written Contract (or a memorandum of all material oral Contracts) have been delivered or made available to TCGI. To the knowledge of the Stockholders, the Company has not received notification from any party to a Material Contract of such party's intention (i) to terminate such Contract or amend the terms thereof, (ii) to refuse to renew the Contract upon expiration of its term, or (iii) to renew the Contract upon expiration only on terms and conditions which are more onerous than those now existing. Subject to obtaining the Consents listed on Schedule 3.13, the consummation of this Agreement will not result in an impairment or termination of any of the Company's rights under any such Contract, including without limitation any Material Contract between the Company and any subscriber or other customer identified on Schedule 3.12(a).

                  (c) To the knowledge of the Stockholders, the Company has not censored or otherwise exercised any form of editorial control over any content or information provided by, carried or transmitted on behalf of, customers on the network or service operated by the Company.

                  (d) GA is party to that certain San Diego Supercomputer Center Cooperative Agreement, ASC-8902825, by and between GA and the National Science Foundation, pursuant to which GA operates the San Diego Supercomputer Center (the "SDSC") until September 30, 1997. Such Supercomputer Center Cooperative Agreement is in full force and effect and is valid, binding, and enforceable against GA (assuming due authorization, execution and delivery by the SDSC) and, to the knowledge of the Stockholders, against the SDSC, in accordance with its terms. The Stockholders acknowledge that certain equipment of the Company set forth on Schedule 3.11 is located at the SDSC.

         3.13 Consents. Except for the consent required under the HSR Act, referred to in Section 6.4, and the Consents described in Schedule 3.13, no consent, approval, permit, or authorization of, or declaration to or filing with, any governmental or regulatory authority, or any other third party, is required for the Company and the Stockholders to consummate this Agreement and the transactions contemplated hereby.

         3.14 Intangibles. Schedule 3.14 is a true and complete list of all Intangibles owned by or licensed to the Company, with an indication as to which of such items are owned by the Company and which are licensed to the Company.

                  (a) The patents, registered trademarks and copyrights set forth in Schedule 3.14 have been duly issued and have not been cancelled, abandoned or otherwise terminated.

                  (b) To the knowledge of the Stockholders, the Company has not received notice, orally or in writing, that any other person or entity claims any interest in any Intangibles of the Company, and to the knowledge of the Stockholders, no such other Person has, or has made, such a claim.

                  (c) Neither the Stockholders nor the Company has sent or otherwise communicated to any other Person any notice, charge, claim or assertion of, or has any knowledge of, any present, impending or threatened infringement by any other Person of any of the Intangibles, and to the knowledge of the Stockholders, no third party has infringed upon or misappropriated any of the Intangibles.

                  (d) The Company is not infringing upon any trademarks, trade names, service marks, service names, copyrights, patents, patent applications, nor to the knowledge of the Stockholders, upon any trade secrets, computer programs and program rights and similar intangible property rights owned by any other Person or Persons, and there is no claim or action pending or threatened with respect thereto.

                  (e) Except as set forth on Schedule 3.14, the Company has not licensed any of the listed Intangibles to any other Person, nor does any other Person have any option or other right to acquire any of the Intangibles.

                  (f) The Intangibles listed on Schedule 3.14 comprise all material intangible property interests necessary to conduct the business and operations of the Company as now conducted.

                  (g) Except as set forth on Schedule 3.14, no present or former employee, officer, director, shareholder, agent or contractor of Seller has any ownership interest, direct or indirect, in any Intangibles.

                  (h) Without limiting the other representations and warranties contained in this Agreement, the Stockholders make the following additional representations and warranties with respect to the software and databases identified in Schedule 3.14 (collectively, the "Software"). Except as disclosed in Schedule 3.14: (A) the Company has or will have by Closing delivered to TCGI complete, current copies of all user and technical documentation related to the Software in its possession; (B) to the knowledge of the Stockholders, the Software is in machine-readable form, contains all current revisions of such Software, and includes, where applicable, all computer programs, materials, tapes, know-how, object and source codes related to the Software; (C) no employee, contractor or agent (directly or through employees or subcontractors or sub-agents) of the Company has developed or assisted in the enhancement of any of the Software or the development of any program or product based on any of the Software or any part thereof without assigning all of such Person's rights and interest in the same to Seller; (D) except as provided in the Contracts, the Company has no obligation to compensate any Person for the development, enhancement, creation of derivative works, use, license or exploitation of any of the Software. TCGI and Sub acknowledge and agree that the Stockholders and the Company have not made and hereby disclaim any representation or warranty as to the merchantability or fitness for a particular purpose of the Software, or that the Software will operate in an uninterruptible or error-free manner.

         3.15 Insurance. Schedule 3.15 is a true and complete list of all insurance policies of the Company that insure any part of the business or properties of the Company. All insurance policies listed on Schedule 3.15 are in full force and effect, providing coverage in such amounts (subject to customary deductibles) and of such scope as would be customary for a business of similar size in the same industry. During the past three years, no insurance policy of the Company has been canceled by the insurer and no application of the Company for insurance has been rejected by any insurer.

         3.16 Personnel.

                  (a) Employees and Compensation. Schedule 3.16 contains a true and complete list of all employees and all Persons retained as independent contractors of the Company and a description of all compensation arrangements affecting them as of the date of this Agreement (including without limitation any compensation arrangement between any such employee or independent contractor, on the one hand, and the Company, the Stockholders or any of their respective Affiliates, stockholders and control persons, on the other, but excluding (i) certain agreements between Neal Karsten Blue and such parties to which the Company is not a party and (ii) any vested benefits of such employees or independent contractors under GA's pension plan or 401(k) plan relating to the period during which such employees or independent contractors were employees of GA). The employees or independent contractors of the Company and its subsidiaries have executed the Company's standard form employee confidentiality agreement.

                  (b) Labor Relations. The Company is not a party to or subject to any collective bargaining agreements. Except as set forth on Schedule 3.16, the Company is not a party to any written or oral contract of employment with any employee, other than oral employment agreements terminable at will without penalty. No labor union or other collective bargaining unit represents or claims to represent any of the employees of the Company. There is no labor dispute, grievance, strike or request for union representation pending or threatened against the Company relating to or materially affecting the business or operations of the Company and, to the knowledge of the Company, there has been no occurrence of any events which would give rise to any material labor dispute, strike or request for representation.

                  (c) Employee Benefits and ERISA.

                           (i)  Schedule 3.16 also contains a true and complete
list as of the date of this Agreement of all of the Employee Benefit Plans and Compensation Arrangements in which any employee of the Company participates.
True and complete copies of any such written Employee Benefit Plans and Compensation Arrangements have been furnished to TCGI, along with copies of any employee handbooks or similar documents describing such plans and arrangements.
Schedule 3.16 or the Company's employee handbooks describe any such unwritten Employee Benefit Plans and Compensation Arrangements.

                           (ii) Each  of  the   Employee   Benefit   Plans   and
Compensation Arrangements has been administered in material compliance with its own terms and in all material respects with ERISA, the Code, the Age Discrimination in Employment Act, any other applicable federal or state laws or applicable laws of foreign jurisdictions.

                           (iii)  There exists no action, suit or claim (other
than routine claims for benefits) with respect to any of the Employee Benefit Plans or Compensation Arrangements pending or, to the knowledge of the Stockholders, threatened against any of such plans or arrangements and no Person has informed the General Counsel of the Stockholders or the Chief Executive Officer of the Company of facts which have led the General Counsel or the Chief Executive Officer to believe that there is a reasonable basis for any action, suit or claim under established California or Federal law.

                           (iv) No  Employee   Benefit   Plan  or   Compensation
Arrangement is a Multiemployer Plan, is subject to Title IV of ERISA or provides medical or death benefits after termination of employment (other than as required pursuant to Code Section 4980B).

         3.17 Taxes.

                  (a) Except as disclosed on Schedule 3.17: (i) the Company (or the GA Affiliated Group) has filed or caused to be filed with the appropriate governmental agencies in the respective jurisdictions, on or prior to the respective due dates (including extensions) for such Tax Returns, all Tax Returns required to be filed with respect to the Company; (ii) all of the foregoing Tax Returns are correct and complete in all material respects; and
(iii) the Company (or the GA Affiliated Group) has paid or caused to be paid all Taxes shown on the foregoing Tax Returns (and all Taxes required to be paid without any requirement that a Tax Return be filed) or on any Tax assessment therefor received by the Company (or by any other member of the GA Affiliated Group, to the extent that such Tax assessment was made with respect to the Company) to the extent that such Taxes have become due, except for Taxes being contested in good faith by appropriate proceedings, or, with respect to Taxes that have not yet become due, for which the Company has set aside on its books reserves deemed adequate with respect thereto. The Stockholders have made available true and complete copies of the federal income Tax Returns of the Company to TCGI. Except as otherwise disclosed in writing to TCGI, all Taxes payable by or with respect to the Company or relating to or chargeable against the Company's properties, revenue or income from the date of the most recently filed Tax Return with respect to such Taxes to the date hereof have been fully paid or adequate provision has been made therefor as reflected on the books of the Company.

                  (b) Except as disclosed on Schedule 3.17, (i) since January 1, 1994, neither the Company nor the GA Affiliated Group has been subject to any audit by any Tax authority, (ii) no deficiencies that have been assessed by any Tax authorities against the Company, or the GA Affiliated Group with respect to the Company are outstanding; (iii) neither the Company nor the GA Affiliated Group has granted any extension of the limitation period applicable to any claim for Taxes or assessments insofar as any such claim relates to the Company; and
(iv) the Company will not be required to include any amount in its income or exclude any amount from its deductions in any Reporting Period ending after the Closing Date by reason of a change in method of accounting or use of the installment method of accounting in any Reporting Period prior to the Closing Date.

                  (c) The Company is a member of an affiliated group of corporations as defined in Section 1504(a) of the Code of which Tenaya Corporation, a Delaware corporation, is the parent company (the "GA Affiliated Group"). Except as disclosed on Schedule 3.17, the Company is not and has not been at any time a party to any tax-sharing agreement or similar arrangement with any Person.

         3.18 Compliance. Except as identified on Schedule 3.18, the Company is not in violation or default of any material provision of (i) any instrument, mortgage, deed of trust, loan, contract, commitment, judgment, decree, order or obligation to which it is a party or by which it or any of its properties or assets are bound, to the extent such instrument, mortgage, deed of trust, loan, contract or commitment constitutes a Material Contract, or, (ii) to the knowledge of the Stockholders, any applicable provision of any federal, state or local statute, rule or governmental regulation, except, with respect to clauses
(i) or (ii) above, as individually or in the aggregate would not have a Material Adverse Effect. To the knowledge of the Stockholders, the Company has not received any notice alleging or otherwise relating to any such noncompliance.

         3.19 Permits. Schedule 3.19 lists all material permits, licenses and authorizations issued by local, state and federal authorities, and applications therefor that are held by the Company and that are used in the conduct of the business of the Company (the "Permits"). The Company has all Permits as are reasonably necessary or appropriate to the operation of its business as presently conducted. Such Permits are in full force and effect and no governmental proceeding is pending or, to the knowledge of the Stockholders, threatened, that could result in the revocation or limitation of any of such Permits. The business of the Company is in material compliance with the requirements of all such Permits.

         3.20 Environmental Laws. To the knowledge of the Stockholders, (i) the Company's operations comply in all material respects with all applicable Environmental Laws and (ii) no material violation of such Environmental Laws exists with respect to any Real Property. To the knowledge of the Stockholders, none of the operations of the Company or any of its subsidiaries is subject to any judicial or administrative proceeding alleging the violation of any Environmental Law. To the knowledge of the Stockholders, none of the Real Property is the subject of any federal or state investigation concerning any use or release of any Hazardous Material (as defined below). The Company has not received any citation, directive or notice of any proceedings, claims or other actions from any governmental authority arising out of the ownership or occupation of the properties or premises of the Company or its subsidiaries or the conduct of its respective operations. To the knowledge of the Stockholders, no material expenditure on behalf of the Company in connection with the operation of its business as presently conducted will be required in order to comply with any Environmental Law. Neither the Company nor, to the knowledge of the stockholders, any predecessor-in-title to the Real Property has filed any notice under federal or state law indicating past or present treatment, storage or disposal of a hazardous waste or reporting a spill or release of a Hazardous Material into the environment. None of the Company's operations on the Real Property involves the generation, transportation, treatment, storage or disposal of Hazardous Materials of "Reportable Quantity" (as defined under CERCLA). Except in accordance with all requirements of law or as disclosed in Schedule 3.20, neither the Company nor any of its subsidiaries has disposed of any Hazardous Material of Reportable Quantity in, on or about the Real Property.

         3.21 Claims and Legal Actions. Except as set forth in Schedule 3.21, there is no claim, action or proceeding or investigation (i) pending or (ii) to the knowledge of the Stockholders, threatened against the Company or against or relating to the properties, assets, business or operations of the Company before any court, arbitrator or administrative, governmental or regulatory authority or body. Except as set forth in Schedule 3.21, the Company is not contemplating the institution of any suit, action, arbitration, administrative or other proceeding.

Except as set forth in Schedule 3.21, the Company is not subject to any material order, writ, judgment, injunction, decree, determination or award of any court, arbitrator or administrative, governmental or regulatory authority or body.

         3.22 Transactions with Affiliates. Schedule 3.22 lists all arrangements between either Stockholder (or any of its Affiliates) and the Company for (i) the provision of management, accounting, technical or other services, (ii) the sale or lease of equipment, office space or other assets or properties or (iii) any other arrangement that is material to the business and operations of the Company, including without limitation all compensation or other payments made or to be made to any employees of the Company by the Stockholders, prior to, concurrently with or after the consummation of the Merger, of any nature whatsoever. Schedule 3.22 sets forth all of the indebtedness, liabilities or accounts payable owed by the Company to either Stockholder or any of its Affiliates and all of the accounts payable from either Stockholder or any of its Affiliates to the Company as at November 30, 1996. Except as contemplated by
Section 6.9, such indebtedness, liabilities and accounts payable, and any such subsequently incurred indebtedness, liabilities and accounts payable otherwise permitted to be incurred hereunder, are to be paid by the obligors thereon in the ordinary course of business. Except as disclosed on Schedule 3.22, the Company has not been involved in any business arrangement or relationship with either Stockholder or any other Affiliate of the Company, and neither the Stockholders nor any other Affiliate of the Company owns any property or right, tangible or intangible of the Company.

         3.23 Brokers. No broker, finder or investment banker (other than Hambrecht & Quist LLC and Sutter Securities, Incorporated, all of whose fees are being paid for by the Stockholders) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of either Stockholder or the Company.

         3.24 Investment Purpose. Each Stockholder acknowledges that the TCGI Common Stock being acquired by it hereunder is not being registered under the Securities Act based on an exemption from registration under Section 4(2) of the Securities Act, in that the issuance of the TCGI Common Stock constituting the Merger Consideration does not involve any public offering. Each Stockholder represents in any event that it is an "accredited investor" within the meaning of Regulation D under the Securities Act, and is acquiring the TCGI Common Stock solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof in any transaction which would be in violation of the securities laws of the United States of America or any state thereof.

         3.25 Full Disclosure. No representation or warranty made by either Stockholder in this Agreement or in any certificate, document or other instrument furnished or to be furnished by either Stockholder pursuant hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make any statement contained herein or therein not misleading.


SECTION 4           REPRESENTATIONS AND WARRANTIES OF TCGI AND SUB

         TCGI and Sub, jointly and severally, represent and warrant to the Stockholders as follows:

         4.1 Organization, Standing, and Authority.

                  (a) TCGI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. TCGI has all requisite power and authority to execute and deliver this Agreement and the documents contemplated hereby, and to perform and comply with all of the terms, covenants, and conditions to be performed and complied with by TCGI hereunder and thereunder.

                  (b) Sub is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Sub has all requisite power and authority to execute and deliver this Agreement and the documents contemplated hereby, and to perform and comply with all of the terms, covenants, and conditions to be performed and complied with by Sub hereunder and thereunder. Sub is a wholly-owned subsidiary of TCGI.

         4.2 Authorization and Binding Obligation. The execution, delivery, and performance of this Agreement by TCGI and Sub have been duly authorized by all necessary actions on the part of TCGI and Sub, respectively. This Agreement has been duly executed and delivered by TCGI and Sub and constitutes the legal, valid, and binding obligation of each of TCGI and Sub, respectively, enforceable against such party in accordance with its terms except as the enforceability of this Agreement may be affected by bankruptcy, insolvency, or similar laws affecting creditors' rights generally and by judicial discretion in the enforcement of equitable remedies.

         4.3 Authority to Issue the TCGI Common Stock. The issuance of the TCGI Common Stock constituting the Merger Consideration to the Stockholders, Neal Karsten Blue and Pushpendra Mohta has been authorized, or will be authorized as of the Closing Date, by TCGI. Upon delivery to the Stockholders, Neal Karsten

Blue and Pushpendra Mohta of stock certificates constituting the Merger Consideration and delivery to TCGI of the Company Shares in accordance with the terms hereof, the TCGI Common Stock constituting the Merger Consideration will have been validly issued, fully paid and nonassessable and will not have been issued in violation of any preemptive right or, subject to the accuracy of the representation of the Stockholders set forth in Section 3.24, any applicable securities laws. The Stockholders, Neal Karsten Blue and Pushpendra Mohta will receive as of the Effective Time good and valid title to the TCGI Common Stock constituting the Merger Consideration, free and clear of all Liens other than such restrictions on transfer as may arise under state and/or federal securities laws.

         4.4 No Conflict. The execution, delivery and performance by TCGI of this Agreement do not:

                  (a) violate or conflict with any term or provision of the certificate of incorporation or bylaws (or other charter documents) of TCGI or Sub;

                  (b) except as would not have a material adverse effect on TCGI's or Sub's ability to consummate the transactions contemplated hereby, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to TCGI or Sub;

                  (c) except as would not have a material adverse effect on TCGI's or Sub's ability to consummate the transactions contemplated hereby, result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of TCGI or Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument relating to such assets or properties to which TCGI or Sub is a party or by which any of such assets or properties is bound or affected;

                  (d) result in the creation of any Lien on the TCGI Common Stock constituting the Merger Consideration; or

                  (e) except for the consent required under the HSR Act, referred to in Section 6.4, and as set forth on Schedule 3.13, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority or any other Person.

         4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of TCGI or Sub.

         4.6 Full Disclosure. No representation or warranty made by TCGI or Sub in this Agreement or in any certificate, document or other instrument furnished or to be furnished by TCGI or Sub pursuant hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make any statement contained herein or therein not misleading.

         4.7  SEC Reports.

         (a) TCGI has made available to the Stockholders a true and complete copy of each report, schedule, registration statement and definitive proxy statement publicly filed by TCGI with the Securities and Exchange Commission (the "SEC") since January 1, 1996 (as such documents have since the time of their filing been amended, the "TCGI SEC Reports").

         (b) The TCGI SEC Reports, including without limitation any financial statements or schedules included therein, (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended, as the case may be, and (ii) did not at the time they were filed (or if amended or supplemented by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.


SECTION   5          CERTAIN COVENANTS PRIOR TO CLOSING

         The parties hereto covenant and agree that from and after the date of this Agreement and until the Closing Date:

         5.1 Conduct of Business  Prior to the  Closing.  Except as set forth on
Schedule 5.1:

                  (a) Ordinary Course. The Stockholders shall cause the Company to be operated in the ordinary course of business consistent (in all material respects) with past practices (except where such conduct would conflict with the following covenants or with the Company's other obligations under this Agreement). Except as expressly permitted by this Agreement or as otherwise approved in writing by TCGI, neither of the Stockholders will enter into any agreement, or cause or permit the Company to enter into any agreement, that is in conflict with the terms of this Agreement, and the Stockholders will use their commercially reasonable best efforts to preserve the current relationships of the Company with its principal customers, suppliers and other Persons with which it has significant business relationships. TCGI and Sub hereby acknowledge and agree that, in the ordinary course of business, the Company experiences customer turnover, and that failure to prevent such customer turnover consistent, in all material respects, with past historical trends shall not constitute a breach by the Stockholders or the Company of this Section 5.1(a) so long as the Stockholders otherwise used commercially reasonably efforts to retain such customers pursuant to the preceding sentence. The Stockholders will advise TCGI in writing promptly after learning of any change or condition that could reasonably be expected to have a Material Adverse Effect.

                  (b) Compensation. Except for an employee bonus plan for which expense has been accrued in 1996 at the rate of $12,500 per month and which will aggregate $150,000 at December 31, 1996, and which is to be allocated among employees in such fashion as may be determined by the Chairman of the Board of Directors of CERFnet, unless TCGI shall agree in writing, the Stockholders shall not permit the Company: (i) to increase or otherwise change the rate or nature of the compensation (including wages, salaries and bonuses) which is paid or payable to any employee or independent contractor of the Company except pursuant to existing Employee Benefit Plans, Compensation Arrangements and practices which have been disclosed to TCGI on or prior to the date hereof; (ii) to adopt, enter or terminate any Employee Benefit Plan or Compensation Arrangement; (iii) to make material amendments to any existing Employee Benefit Plan or Compensation Arrangement except to the extent required by law or necessary to preserve the nature of the benefits provided under such plan or arrangement;
(iv) to pay any benefit not provided under any existing Employee Benefit Plans or Compensation Arrangements; (v) to enter into, renew or allow the renewal of any employment or consulting agreement or other contract or arrangement with respect to the performance of personal services for a term of more than one year or requiring the payment of more than $50,000 in annual compensation; (vi) to voluntarily agree to enter into any collective bargaining agreement applicable to any employees of the Company or otherwise recognize any union as the bargaining representative of any such employees (and the Stockholders shall promptly notify TCGI of any attempted or actual collective bargaining organizing activity with respect to any such employees).

                  (c) Indebtedness. The Stockholders shall not permit the Company to (i) create, incur or assume any indebtedness for borrowed money, (ii) mortgage, pledge or otherwise encumber any of its properties or assets, (iii) guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or (iv) make any loans or advances, create or assume any other indebtedness, except accounts payable and other liabilities incurred in the ordinary course of business.

                  (d) Capital Stock. The Stockholders shall not permit the Company or any of its subsidiaries to (i) except for (A) the issuance of the replacement certificates described in Section 3.9(e), issue any shares of capital stock of any class or grant any warrants, options or rights to subscribe for any shares of capital stock of any class or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any shares of capital stock of any class; (ii) amend its certificate of incorporation or bylaws, (iii) except with respect to the CERFnet Germany Dividend to the Stockholders pursuant to Section 6.9 and the Section 6.12 Matters, split, combine or reclassify its outstanding capital stock, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, (iv) except for the Section 6.12 Matters and the CERFnet Germany Dividend, declare, set aside or pay any dividends or make any other distributions in respect of any of its capital stock or (v) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of capital stock of the Company.

                  (e) Contracts. The Stockholders shall (i) cause the Company to comply in all material respects with all terms and covenants and conditions of all service contracts in accordance with their respective terms and (ii) not permit the Company, except in the ordinary course of business, to modify, amend or terminate any material contract or agreement to which it is a party or to waive, release or assign any material rights or claims.

                  (f) Certain Payments. Except as contemplated by this Agreement, the Stockholders shall not permit the Company to (i) make any payments to any of its Affiliates, other than (A) trade payables, (B) pursuant to existing contracts, and (C) the payment of accrued income taxes to be paid by an Affiliate and other amounts in the ordinary course of business consistent with past practice or (ii) pay, discharge or satisfy any claims, liabilities or obligations (whether accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business consistent with past practice.

                  (g) No Inconsistent Action. The Stockholders shall not permit the Company to take any action that is inconsistent with its obligations under this Agreement or that could hinder or delay the consummation of the transactions contemplated by this Agreement.

         5.2 Access to Information. TCGI and its counsel, accountants, engineers, and other authorized representatives shall have reasonable access to the properties, equipment, books, records, Contracts, and documents relating to the Company for the purpose of audit and inspection, provided that such access does not unreasonably interfere with the normal operation of the Company and that all requests for access shall be directed to John E. Jones, James R. Edwards or such other person as the Company may designate from time to time. TCGI and its representatives shall not contact any of the customers or suppliers of the Company without the prior consent of the Company, which shall not be unreasonably withheld or delayed. The Stockholders shall cause the Company to cooperate in all reasonable respects with TCGI's examinations and investigations and will furnish or cause to be furnished to TCGI or its authorized representatives all information with respect to the Company, its properties or the Company Shares that TCGI may reasonably request.

         5.3 Maintenance of Assets. The Stockholders shall cause the Company to maintain all of its properties in good condition (ordinary wear and tear excepted) and use, operate, and maintain all of such properties in a reasonable manner, consistent in all material respects with past practice. If any loss, damage, impairment, confiscation, or condemnation of or to any of the such properties occurs, the Company shall repair, replace or restore such properties to their prior condition as represented in this Agreement as soon thereafter as possible, and the Company shall (i) use the proceeds of any claim under any insurance policy solely to repair, replace or restore any of such properties that are lost, damaged, impaired or destroyed or (ii) retain such proceeds in the Company.

         5.4 Notification. The Stockholders shall promptly notify TCGI in writing of any unusual or material developments with respect to the business of the Company, and of any material change in any of the information contained in the Stockholders' representations and warranties contained in Section 3 of this Agreement.

         5.5 Cooperation. Each of the parties hereto shall cooperate fully with each other and their respective counsel and other representatives in connection with any action required to be taken as part of their respective obligations under this Agreement or as may otherwise be required to consummate the transactions contemplated hereby. Each of the parties shall use commercially reasonable best efforts to consummate the transactions contemplated hereby, and shall execute and deliver such documents and other papers and take such further actions as may be reasonably required, or as may be reasonably requested by the other party, in any case whether before or after the Closing, to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Neither of the parties shall take any action that is inconsistent with its obligations under the Agreement.

         5.6 Financial Reports. Within twenty (20) days after the end of each month through the Closing Date, the Stockholders will furnish TCGI with copies of the Company's monthly financial reports prepared after the date hereof (including a balance sheet and operating statement) for each such month and the fiscal year to the end of such month. All of the foregoing financial statements shall comply with the requirements concerning financial statements set forth in
Section 3.7.

         5.7 Certain Contracts. At or prior to the Closing Date, the Stockholders shall assign or cause to be assigned to the Company, all rights and obligations under any contract or agreement identified on Schedule 3.12(a) or
Schedule 3.12(b) as a Contract (other than any such rights or obligations of the Stockholders or their Affiliates pursuant to Contracts entered into between the Company and such Stockholder or any of its Affiliates), subject to Section 6.4 and to the extent not vested in the Company as of the date hereof.


SECTION   6            ADDITIONAL COVENANTS AND AGREEMENTS

         6.1 Confidentiality. Each of TCGI and Sub acknowledge that certain Information (as defined in the Confidentiality Agreement) provided to any of it and its Affiliates, agents and representatives by the Company, the Stockholders and their Affiliates, agents and representatives is subject to the terms the Confidentiality Agreement, the terms of which are hereby incorporated by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided, however, that each of the Stockholders, the Company, TCGI and Sub acknowledge and agree that any and all Information provided or made available to any of it and its Affiliates, agents and representatives by or on behalf of the Company, other than (i) with respect to TCGI and Sub, Information relating primarily to the Company or TCGI and (ii) with respect to the Stockholders, Information relating primarily to the
Stockholders, shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date for a period ending three (3) years from the date of the Confidentiality Agreement.

         6.2 Publicity. All general notices, releases, statements and communications to employees, suppliers, distributors and customers of the Company and to the general public and the press relating to the transactions covered by this Agreement shall be made by any of the Stockholders, on the one hand, and TCGI, on the other, only at such times and in such manner as may be mutually agreed upon by TCGI and the Stockholders, except as may be required by any applicable law or regulation or pursuant to the rules of the NASD or any securities exchange on which either party's securities are registered.

         6.3 Legend.

                  (a) TCGI shall place the following legend on the certificates evidencing the Merger Consideration:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE STATUTES. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (II) AN EXEMPTION FROM REGISTRATION EXISTS UNDER THE ACT (OR THE REGULATIONS PROMULGATED THEREUNDER) AND APPLICABLE STATE SECURITIES LAWS AND SUCH EXEMPTION IS APPLICABLE THERETO.

TCGI may refuse to transfer the TCGI Common Stock constituting the Merger Consideration on its books unless and until the holders thereof meet the requirements of the foregoing.

                  (b) From and after the time when restriction on sale of restricted securities by Persons receiving TCGI Common Stock pursuant to this Agreement who are not also "affiliates" of TCGI have terminated pursuant to Rule 144(k) under the Securities Act, upon surrender to TCGI for such purpose of any certificates evidencing the Merger Consideration and bearing such legend, TCGI shall cause replacement certificates not bearing such legend with respect to shares of TCGI Common Stock represented by such certificates to be issued to the owner thereof.

         6.4  Regulatory and Other Authorizations; Consents.

                  (a) Each party hereto will use its commercially reasonable best efforts to obtain all authorizations, consents, orders and approvals of all federal, state and local regulatory bodies and officials and other third parties that may be or become necessary for the performance of its obligations pursuant to this Agreement and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals.

                  (b) Each party hereto agrees to (a) file, or cause to be filed, with the U.S. Department of Justice ("DOJ") and Federal Trade Commission ("FTC") all filings that are required in connection with the transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") within ten (10) business days of the date of this Agreement; (b) submit to the other party, prior to filing, their respective HSR Act filings to be made hereunder, and to discuss with the other any comments the reviewing party may have; (c) cooperate with each other in connection with such HSR Act filings, which cooperation shall include furnishing the other with any information or documents that may be reasonably required in connection with such filings; (d) promptly file, after any request by the FTC or DOJ, any information or documents requested by the FTC or DOJ; and (e) furnish each other with any correspondence from or to, and notify each other of any other communications with, the FTC or DOJ that relates to the transactions contemplated hereunder, and to the extent practicable, to permit each other to participate in any conferences with the FTC or DOJ.

                  (c) Subject to the other provisions of this Section 6.4, the parties hereto will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals or consents. The Stockholders shall, and shall cause the Company to, use its commercially reasonable best efforts to assist TCGI in obtaining the above-described authorizations, consents, orders and approvals, including, without limitation, those listed on Schedule 3.13, including, without limitation, making qualified personnel available for attending hearings and meetings respecting such required consents, in accordance with time schedules established by TCGI acting reasonably.

                  (d)  "Commercially  reasonable  best  efforts" as used in this
Section 6.4 shall not require the Stockholders, the Company or TCGI to undertake extraordinary or unreasonable measures to obtain any such consents, including, without limitation, requiring the Stockholders, the Company or TCGI to make any expenditures (other than customary filing fees or the like) or to accept any changes in the terms of the contract, license or other instrument for which consent is sought. It shall be deemed a reasonable measure that the Stockholders, the Company or TCGI, as the case may be, shall correct or cure, at its expense, prior to Closing, any existing violation or default under any contract or instrument for which a consent is sought if the correction or cure thereof is required by the consenting entity as a condition to the grant of a consent by such contracting entity, unless the Stockholders, the Company or TCGI, as the case may be, reasonably believes that it has a valid defense to such assertions or violation or default.

                  (e) Without limiting the applicability of any other provision hereof, TCGI shall be afforded the opportunity by the Stockholders to be materially and substantially involved in the process of obtaining required consents from governmental authorities or other third parties, including without limitation joint participation with the Stockholders in the analysis of the correct procedures to be followed to obtain such consent and in the initiation, negotiation and prosecution of obtaining such consents from governmental authorities or other third parties.

         6.5  Certain Tax Matters.

                  (a) "Booked Taxes" means Taxes of the Company payable with respect to a Short Period (as defined in Section 6.5(b)(i) below) that are reflected on the books and records of the Company as of the date on which the Effective Time occurs.

                  (b) Taxes of the Company with respect to the period ending on (and including) the date on which the Effective Time occurs, other than Booked Taxes, shall be the responsibility of the Stockholders. Taxes of the Surviving Corporation with respect to the period after the date on which the Effective Time occurs shall be the responsibility of TCGI.

                           (i)      The Stockholders, jointly and severally,
agree to pay and, notwithstanding any disclosure of potential tax liabilities made by the Stockholders, to indemnify, reimburse, and hold harmless the Surviving Corporation and TCGI (and other members of the affiliated group of which the Surviving Corporation and TCGI are or will be members (the "TCGI Affiliated Group") and their successors from and against any and all Taxes of the Company payable with respect to, and any and all claims, liabilities, losses, damages, costs and expenses (including without limitation court costs and reasonable professional fees incurred in the investigation, defense or settlement of any claims covered by this indemnity) (herein referred to as "Indemnifiable Tax Damages"), arising out of or in any manner incident, relating or attributable to Taxes of the Company payable with respect to, or Tax Returns required to be filed by the Company under Section 6.5(h) with respect to, (i) any taxable year (or other applicable reporting period) ("Reporting Period") of the Company ending on or before the date on which the Effective Time occurs, and
(ii) any period beginning on the first day of any Reporting Period that is not completed as of the date on which the Effective Time occurs and ending on (and including) such date (a "Short Period"), whether such Taxes are imposed directly on the Company or as a result of including the Company in consolidated or combined returns filed by the GA Affiliated Group, except that with respect to any Short Period, the Stockholders shall be responsible for the payment of such Taxes only to the extent that they exceed Booked Taxes. Such obligations of the Stockholders shall include without limitation any payment of withholding taxes related to the Incentive Agreements. The Stockholders shall be entitled to any credits or refunds of Taxes of the Company payable with respect to (A) any Reporting Period of the Company ending on or before the date on which the Effective Time occurs, and (B) any Short Period. TCGI shall cause the amount of any credits or refunds of Taxes to which the Stockholders are entitled under this Section 6.5, but which are received by or credited to the Surviving Corporation or its successors after the Closing Date, to be paid to the Stockholders within ten business days following such receipt or crediting, provided that the Stockholders shall reimburse the Surviving Corporation or its successors to the extent of any required subsequent repayment of, or reduction in, the amount of such credits or refunds of Taxes so received or credited. At the reasonable request of the Stockholders, TCGI shall cause the Company, at the sole expense of the Stockholders, to reasonably cooperate in the filing of claims for refund of Taxes, or amended Tax Returns, allowing the Company to obtain the credits or refunds of Taxes to which the Stockholders are entitled under this Section 6.5.

                           (ii)  The Stockholders, jointly and severally,
shall also indemnify and hold harmless TCGI (and members of the TCGI Affiliated Group), the Surviving Corporation, and their respective successors from and against any and all Taxes of the Stockholders, CERFnet Germany and other members of the GA Affiliated Group other than the Company for any and all periods, whether before or after the Effective Time, and from and against any and all Indemnifiable Tax Damages arising out of or in any manner incident, relating or attributable to such Taxes or to Tax Returns filed or required to be filed by the Stockholders, CERFnet Germany and other members of the GA Affiliated Group other than the Company.

                           (iii)  TCGI agrees to pay and to indemnify,
reimburse and hold harmless the Stockholders and their successors from and against (i) any and all Booked Taxes and (ii) any and all Taxes of the Company payable with respect to, and any and all Indemnifiable Tax Damages, arising out of or in any manner incident, relating or attributable to Taxes of the Company payable with respect to, or Tax Returns required to be filed by the Company with respect to, (A) any Reporting Period of the Company beginning after the date on which the Effective Time occurs; and (B) any Reporting Period that includes the date on which the Effective Time occurs but only for that portion of such period commencing the day after such date.

                  (c) Any tax sharing agreement, practice, or other similar arrangement between the Company and corporations or other entities related to the Company shall be terminated as to the Company as of the Closing Date.

                  (d) The Company has calculated its federal income tax liability (or credit for the Tax benefits of losses) as if it was a separate unaffiliated corporation and makes payments to (or received credits from) Tenaya Corporation accordingly.

                  (e) Except as otherwise provided in this Section 6.5, any amounts owed by the Stockholders to any party under this Section 6.5 shall be paid within ten (10) business days of notice from such party; provided that if such party has not paid such amounts and such amounts are being contested before the appropriate governmental authorities in good faith, the Stockholders shall not be required to make payment until it is determined finally by an appropriate governmental authority or court that payment is due. Except as otherwise provided in this Section 6.5, any amounts owed by TCGI to any party under this
Section 6.5 shall be paid within ten business days of notice from such party; provided that if such party has not paid such amounts and such amounts are being contested before the appropriate governmental authorities in good faith, neither TCGI nor the Company shall be required to make payment until it is determined finally by an appropriate governmental authority or court that payment is due. Any amounts that are not paid within the period provided in this Section 6.5 shall accrue interest at the "Underpayment Rate" under Section 6621 of the Code for the underpayment of taxes by corporations.

                  (f) The Tax liabilities for each Short Period for the Company shall be determined by closing the books and records of the Company as of the date on which the Effective Time occurs, by treating each such Short Period as if it were a separate Reporting Period, and by employing accounting methods which are consistent with those employed in preparing the Tax Returns for the Company in prior Reporting Periods and which do not have the effect of distorting income or expenses (taking into account the transactions contemplated by this Agreement), except that Taxes based on items other than income or sales shall be computed for the Reporting Period beginning on the first day of the applicable Short Period and prorated on a time basis between the Short Period and the period beginning on the first day after the date on which the Effective Time occurs and ending on the last day of the Reporting Period which includes the Effective Time; provided that with respect to any Tax which is not in effect during the entire Short Period, the proration of such Tax shall be based on the period during the Short Period that such Tax was in effect. It is agreed that any Tax liability arising out of the CERFnet Germany Dividend, and any Taxes or Tax deductions relating to the Incentive Agreements, shall be allocated for purposes of this Agreement to the period ending on or prior to the date on which the Effective Time occurs.

                  (g) TCGI shall promptly notify the Stockholders in writing of any notice, letter, correspondence, claim, determination, decision or decree ("Tax Claim") received by TCGI or the Surviving Corporation or their successors relating solely to any Reporting Period ending on or before the Closing Date that might raise a claim for indemnification hereunder. The Stockholders, at their cost and expense, shall have the sole and exclusive right to (and shall promptly notify TCGI as to whether or not they will) handle, answer, defend, compromise or settle such Tax Claim and any tax examination, audit, contest or litigation in connection therewith; provided that the Stockholders shall be responsible for the payment of any interest and penalties resulting from any delay by the Stockholders in payment of the Tax Claim. If the Stockholders fail within a reasonable time after notice to defend or handle any Tax Claim or any examination, audit, contest or litigation as provided herein, the Stockholders shall be bound by the results obtained by TCGI or the Surviving Corporation in connection with such Tax Claim and such examination, audit, contest or litigation. TCGI shall cause the Surviving Corporation to give promptly to the Stockholders any relevant information relating to such Tax Claim which may be particularly within the knowledge of the Surviving Corporation and otherwise to cooperate fully with the Stockholders in good faith with respect to such Tax Claim. Notwithstanding the foregoing, the Stockholders shall not agree, without the consent of TCGI (which consent shall not be unreasonably withheld or delayed), to any adjustment for any Reporting Period ending on or prior to the date on which the Effective Time occurs which will legally bind TCGI or the Surviving Corporation for any period after such date. TCGI shall have the sole and exclusive right to handle, answer, defend, compromise or settle Tax Claim relating to taxable years or periods (including such period that includes a Short Period) ending after the date on which the Effective Time occurs. Notwithstanding the foregoing, TCGI shall not agree, without the consent of the Stockholders (which consent shall not be unreasonably withheld or delayed), to any adjustment for any period ending after the date on which the Effective Time occurs (including such period that includes a Short Period) which will legally bind the Stockholders or the Company for any period ending on or prior to such date (including such period that includes a Short Period).

                  (h) The Stockholders shall be responsible for preparing and filing on behalf of the Company all Tax Returns for Reporting Periods of the Company ending on or before the date on which the Effective Time occurs, including Tax Returns of the Company for such periods which are due after such date, and the Stockholders shall be responsible for the contents of such returns; provided, however, that the Stockholders shall furnish TCGI and the Company or its successors with copies of such returns of the Company (or, in the case of consolidated or combined Tax Returns of the GA Affiliated Group, appropriate portions thereof), within 30 days following the filing date. TCGI shall be responsible for preparing and filing all Tax Returns of the Company and the Surviving Corporation for Reporting Periods ending after the date on which the Effective Time occurs (including for Reporting Periods beginning before and ending after such date); provided, however, that TCGI shall furnish the Stockholders with copies of such returns to the extent they relate to Reporting Periods beginning before and ending after such date. TCGI shall provide the Stockholders with a substantially complete draft of each Tax Return for a Reporting Period that begins before and ends after the date on which the Effective Time occurs a reasonable time prior to the filing of such returns. Stockholders shall have the right to comment on such returns and TCGI shall consider in good faith any such comments.

                  (i) If the Company or a member of the TCGI Affiliated Group has any reduction in Tax liability in any period beginning after the date on which the Effective Time occurs by reason of an adjustment to the Taxes of the Company or the GA Affiliated Group for any period (including a Short Period) ending on or prior to the date on which the Effective Time occurs that produces a Tax detriment to the Stockholders, the Company or the GA Consolidated Group, then TCGI shall pay to the Stockholders the lesser of (i) the amount of such Tax detriment and (ii) the present value, as of the time payment is due under this
Section 6.5(i), of such reduction in Tax liability (based on a good faith determination by the parties as to the value and timing of such amounts) promptly after the amount payable under this Section 6.5(i) is determined.

                  (j) Each of the parties hereto will provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return (including the periods ending December 31, 1996 and as of the Closing Date and any amended Tax Returns and claims for Tax refunds), any audit or other examination by any Tax authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain until the expiration of any relevant statutes of limitations (and, to the extent notified by the other party, any extension thereof) and provide the other, at all reasonable times, with any work papers, records or other information which may be relevant to such return, audit or examination, proceeding or determination (including, but not limited to, determinations under this Section 6.5). The party requesting assistance or documents hereunder shall reimburse the other parties for reasonable expenses incurred in providing such assistance or documents. Within ninety days after the Closing Date, the Stockholders will assist TCGI in preparing a schedule setting forth (i) the tax basis of the assets of the Company as of the date on which the Effective Time occurs and (ii) and consents or elections made under the Code or any state Tax law by the Company or any member of the GA Affiliated Group with respect to the Company.

                  (k) It is the intention of the parties that the Merger shall qualify as a tax-free reorganization under section 368(a) of the Code, and the parties agree that each shall report the transaction accordingly for federal income tax purposes. The parties further agree that each shall act in accordance with that stated intention of the parties. Without limiting the generality of the foregoing, in a transaction pursuant to a current plan or intention of TCGI, Sub or the Surviving Corporation or pursuant to a transaction that is integrated with the Merger, TCGI shall not, and shall cause its Affiliates not to, cause the Surviving Corporation to do any of the following in a manner which causes the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code: (i) sell or otherwise dispose of a material portion of its assets except for dispositions made in the ordinary course of business, (ii) fail to continue in all material respects the historic business of the Company or (iii) merge with, consolidate with or liquidate into another entity or otherwise fail to continue the Surviving Corporation as a corporate entity. TCGI shall not, and shall cause its Affiliates not to, dispose of a material portion of the stock of the Surviving Corporation either in a transaction pursuant to a current plan or intention of TCGI, Sub or the Surviving Corporation or pursuant to a transaction that is integrated with the Merger, in a manner which causes the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each party hereto shall notify the others if it receives notice from any tax authority that such tax authority asserts that the Merger does not qualify as a tax-free reorganization under section 368(a) of the Code. The party receiving such notice shall keep the other party advised of the proceedings with respect to such dispute and shall advise the other party of the final resolution thereof.

                  (l) Notwithstanding Section 10.1, the representations, warranties, and covenants contained in Section 3.17 and in this Section 6.5 shall expire upon the expiration of the applicable statute of limitations. The indemnification provided for in this Section 6.5 shall not be subject to the provisions of Section 10 and shall constitute a separate and distinct indemnification obligation of the parties hereto.

         6.6  Certain Contracts.

                  (a) Pursuant to a Purchase Order between GA and the Company, dated as of May 1, 1996, GA currently makes available to the Company, as partial consideration for certain services provided to GA by the Company, a 10 Mb per second link for use as a backup line to the SDSC for the Company's facilities. GA hereby agrees that such link shall continue to be made available to the Company until December 31, 1997; provided that if the backup line is terminated to GA prior to that date by a third party over whom neither Stockholder exercises control, GA shall have no responsibility to furnish an alternative line to the Company.

                  (b) Pursuant to that certain Purchase Order (Contract Number ASC-8902825), dated May 16, 1996, between the Company and GA, the Company provides certain Internet services to GA in its capacity as operator of the SDSC for the period April 30, 1996 through April 30, 1997. GA agrees (i) to use its best efforts to extend its commitment to purchase such Internet services pursuant to such Purchase Order until September 30, 1996, on substantially similar terms and conditions as those provided under such Purchase Order; and
(ii) to use reasonable efforts to extend the commitment of the SDSC to purchase such Internet services pursuant to such Purchase Order, on substantially similar terms and conditions as those provided under such Purchase Order, from September 30, 1996 until the earlier of (A) the expiration of GA's term as operator of the SDSC thereafter and (B) December 31, 1998, solely to the extent that (X) GA has the authority within the requirements of any operating contract or arrangement between the University of San Diego and GA to cause such extension and (Y) such reasonable efforts do not conflict with or violate any other contractual or legal restriction applicable to GA, the University of San Diego, the National Science Foundation or the SDSC (it being understood that the Company may be required to competitively bid for the right to continue to provide Internet services during such extension period). Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that failure by GA to negotiate for or obtain (x) any such authority or (y) the removal of any such contractual or legal restriction shall in no case be deemed to be a breach or violation of this Agreement.

         6.7 No Solicitation of Transactions. None of the Stockholders, the Company or its subsidiaries, directly or indirectly, through any officer, director, agent or otherwise, shall initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any (i) merger, consolidation, share exchange, business combination, or other similar transaction with respect to the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a substantial portion of the assets of the Company, in any transaction or series of transactions; or
(iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (each, a "Company Transaction"), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Transaction, or agree to or endorse any Company Transaction, or authorize or permit any of the officers, directors or employees of such party or any of its subsidiaries or any investment banker, financial adviser, attorney, accountant or other representative retained by such party or any of such party's subsidiaries to take any such action, and each party shall promptly notify TCGI of all of the relevant details relating to all proposals which it or any of such party's subsidiaries or any such officer, director, employee, investment banker, financial adviser, attorney, accountant or other representative may receive relating to any of such matters.

         6.8 Listing Obligation. From and after the time when the Stockholders become eligible to sell the TCGI Common Stock issued hereunder pursuant to Rule 144 under the Securities Act, TCGI shall, upon written notice by the Stockholders of their intent to sell such TCGI Common Stock in accordance with the requirements of Rule 144 under the Securities Act, cause all of such TCGI Common Stock to be listed for trading on the NASDAQ or any such other exchange on which TCGI Common Stock is then listed for trading.

        6.9  CERFnet Germany.

                  (a) Not later than one day prior to the Closing Date, the Company shall declare and pay a dividend to GA and GATC of all of the issued and outstanding capital stock of CERFnet Germany (the "CERFnet Germany Dividend"), which capital stock has a fair market value equal to the amount of the original capital contribution made by the Company to CERFnet Germany, less all losses incurred by CERFnet Germany through the Closing Date (after taking into account any tax benefit relating to such losses). Concurrently with or prior to the payment of such dividend, GA or GATC shall (i) advance funds to CERFnet Germany which shall be applied by it to repay any outstanding indebtedness of CERFnet Germany to the Company and (ii) assume or satisfy all obligations of the Company with respect to CERFnet Germany including without limitation any liabilities and obligations of the Company or otherwise with respect to that certain Guaranty, dated as of September 6, 1996, by the Company in favor of Dresdner Bank Aktiengesellschaft (such transactions, collectively with the CERFnet Germany Dividend, the "CERFnet Germany Transactions").

                  (b) As promptly as practicable after its acquisition of the Company's interest in CERFnet Germany, but in no event later than twelve (12) months after the Closing Date, GATC shall cause CERFnet Germany to change its name to delete the word "CERFnet" and any word similar in sound, appearance or meaning to the word "CERFnet;" provided; however that the Stockholders shall cause CERFnet Germany to use reasonable efforts to minimize its use of "CERFnet" and such service marks as soon as possible after the Closing Date. Beginning on the date referred to in Section 6.9(a) and ending on a date twelve (12) months after the Closing Date, the Company hereby grants to CERFnet Germany a non-exclusive royalty-free license to use the name "CERFnet" and each of the service marks identified on Schedule 3.14 in connection with the provision of Internet services by CERFnet Germany. The Stockholders shall cause CERFnet Germany to use "CERFnet" and each such service mark only in a manner consistent with the Company's prior use of "CERFnet" and such service marks.

         6.10  Guaranty of Accounts Receivable.

                  (a)  Guaranty.

                           (1)  GA and GATC hereby, jointly and severally,
guaranty the full, complete and timely receipt by the Company of each and every account receivable of the Company existing as of the Closing Date (the "Receivables"), subject to the aggregate amount of the reserve for uncollectible accounts reflected in the amount of Working Capital determined under Section 2.9 (the "Net Receivables"). If, upon the completion of the Collection Period, the amount collected by the Company with respect to the Receivables is less than the amount of the Net Receivables, then GA and GATC will provide payment in cash to the Surviving Corporation in an amount equal to the entire amount of such shortfall within five (5) business days after receipt of notice from TCGI specifying the amount of such shortfall, in accordance with Section 6.10(b)(2). TCGI or the Surviving Corporation may proceed to enforce its rights against GA and GATC from time to time prior to, contemporaneously with or after any enforcement against the obligors with respect to any Receivable, or without any enforcement against such obligors. The obligations of GA and GATC under this
Section 6.10 shall be absolute and unconditional and shall remain in full force and effect without regard to and shall not be released, discharged or in any way affected by (i) any amendment or modification of or supplement to this Agreement, (ii) any exercise or non-exercise of or delay in exercising any right, remedy, power or privilege under or in respect of this Agreement, (iii) any bankruptcy, insolvency, arrangement, composition, assignment for the benefit of creditors or similar proceeding commenced by or against either GA or GATC,
(iv) the genuineness, validity, or enforceability of this Agreement, or (v) any other circumstances which might otherwise constitute a legal or equitable discharge of a guarantor or surety.

                           (2)  Each of GA and GATC waives presentment,
protest, demand or action or delinquency in respect of any of the obligations of

GA and GATC under this Section 6.10. Each of GA and GATC waives all set-offs and counterclaims and all notices of nonperformance, notices of protest, notices of dishonor, and notices of acceptance of this guaranty.

                           (3)  This guaranty shall be deemed a continuing
guaranty, and the above consents and waivers of GA and GATC shall remain in full force and effect until the receipt by TCGI or the Surviving Corporation in full of the entire amount of the Net Receivables.

                  (b)  Collection.

                           (1)  From and after the Closing Date for a period
of six (6) months (the "Collection Period"), TCGI shall cause the Surviving Corporation to use commercially reasonable best efforts to collect all of the Receivables. Except with respect to amounts received pursuant to a Permitted Settlement, if the Surviving Corporation receives monies from an account debtor of the Surviving Corporation that was also an account debtor of the Company with respect to any of the Receivables, the Surviving Corporation shall credit the sums received to the oldest account due. In the event that the Surviving Corporation shall collect any monies pursuant to a settlement of accounts receivable (including any Receivables) with any account debtor, to the extent that the amount of Receivables with respect to such account debtor involve a bona fide dispute based on (i) the failure of the Company to provide service to such account debtor or (ii) an error by the Company in the billing of such account debtor (a "Permitted Settlement"), the proceeds of such Permitted Settlement shall be allocated between the Receivables and accounts receivable accruing from and after the Closing Date in an equitable fashion based upon the particular facts involved.

                           (2)  If, as of the termination of the Collection
Period, the amount of Receivables collected by the Surviving Corporation, pursuant to Section 6.10(b)(1) is less than the Net Receivables, TCGI or the Surviving Corporation may demand from GA and GATC the amount of such shortfall by providing written notice to GA or GATC, which notice shall include a listing of all the Receivables which remain uncollected.

                           (3)  From and after the date of the notice
specified in Section 6.10(b)(2), TCGI shall cause the Surviving Corporation to continue to use commercially reasonable best efforts to collect all of the Receivables; provided, however, that, at the request of the Stockholders, the Surviving Corporation shall assign to the Stockholders uncollected Receivables in the amount demanded for payment by TCGI pursuant to Section 6.10(b)(2). Following any such assignment, the Stockholders may use commercially reasonable best efforts to collect any amounts owed by the account debtors with respect to such Receivables so assigned. Except with respect to amounts received pursuant to a Permitted Settlement, if the Surviving Corporation receives monies from an account debtor of the Surviving Corporation that was also an account debtor of the Company with respect to any of the Receivables, the Surviving Corporation shall credit the sums received to the oldest account due. During such period, within ten (10) business days after collecting any amounts with respect to any of the Receivables, the Surviving Corporation shall remit any such amounts to GA or GATC.

         6.11 Payments Related to the Incentive Agreements. At or prior to the Effective Time, (i) the Stockholders will cause the requisite cash and stock payments to be made under the Incentive Agreements and will pay the required amounts of payroll and withholding taxes related thereto; and (ii) the Company will pay to Tenaya Corporation any unpaid balance of the amount of federal and California income tax accrued by the Company as of December 31, 1996 (such payment to Tenaya, the "Tenaya Payment"); provided, however, that, in the event that Tenaya Corporation is determined to have received payment for Taxes with respect to the Company for the 1996 tax year in excess of the amount of Taxes which the Company would have been obligated to pay to taxing authorities had it paid such Taxes on its own behalf (assuming a federal income tax rate of 35%), then the Stockholders shall, consistent with the provisions of Section 6.5, cause Tenaya Corporation to repay to the Surviving Corporation the excess of the amount received by Tenaya Corporation with respect to 1996 Taxes of the Company over the amount of Taxes which would have been properly payable by the Company had it paid such taxes on its own behalf (assuming a federal income tax rate of 35%).

         6.12 Certain Stockholder Obligations. The Stockholders have full responsibility to pay or provide for the payment of all cash payments, deliveries of shares, withholding and payroll taxes under the Incentive Agreements and shall be entitled to all direct and indirect income tax benefits arising by reason of the fulfillment by them of such obligations, including the right to claim resulting deductions on income tax returns of the GA Affiliated Group, and the right to assignment without further consideration of any receivables from participants in the GA Affiliated Group arising from the utilization of such deductions.


SECTION   7           CONDITIONS TO CLOSING

         7.1 Conditions to Obligations of TCGI. All obligations of TCGI and Sub at the Closing are subject to the fulfillment prior to or at the Closing Date of each of the following conditions (subject to the ability of TCGI and Sub to waive any such condition):

                  (a) Representations and Warranties. All representations and warranties of each of the Stockholders contained in this Agreement shall be true and complete in all material respects at and as of the Closing Date as though made at and as of that time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and complete in all material respects as of such date;

                  (b) Covenants and Conditions. Each of the Stockholders shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date;

                  (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated, and no action shall have been instituted by any governmental authority with jurisdiction over the enforcement of antitrust laws challenging or seeking to enjoin the consummation of the transactions contemplated under this Agreement which such action shall not have been withdrawn or terminated;

                  (d) Consents. All Consents set forth on Schedule 7.1(d) shall have been obtained;

                  (e) No Order, Decree, Injunction. Neither TCGI nor Sub shall be subject on the Closing Date to any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement or compel TCGI or any of its Affiliates to dispose of or hold separate a material portion of its assets in relation to the value of the Company Shares being acquired hereunder as a result of the consummation of the transactions contemplated hereby;

                  (f) No Material Litigation. There shall not be pending on the Closing Date any lawsuit, claim or legal action involving TCGI or Sub which could reasonably be expected to materially and adversely affect the ability of TCGI or Sub to perform their obligations hereunder;

                  (g) Employment Contracts. The employment agreement, by and between the Company and Pushpendra Mohta, entered into as of the date of this Agreement, shall remain in full force and effect (excluding the effect of any breach by TCGI);

                  (h) Incentive Compensation Arrangements. The Stockholders shall have paid or made arrangements for the payment of the aggregate of all withholding obligations with respect to the payments under the Incentive Agreements and related payroll taxes or any other tax obligations of any nature whatsoever relating thereto;

                  (i)  CERFnet   Germany   Dividend.   The  Company  shall  have
consummated the CERFnet Germany Dividend, in accordance with Section 6.9 hereof;

                  (j) Preliminary Settlement Statement. The Stockholders shall have delivered to TCGI a preliminary settlement statement regarding Working Capital, as described in Section 2.9(b);

                  (k) Deliveries. Each of the Stockholders shall have made or stand willing to make all the deliveries to TCGI set forth in Section 8.1; and

                  (l) No  Material  Adverse  Effect.  Between  the  date of this
Agreement  and the  Closing  Date,  there  shall have been no  Material  Adverse
Effect.

         7.2 Conditions to Obligations of the Stockholders and the Company. All obligations of the Stockholders and the Company at the Closing are subject to the fulfillment prior to or at the Closing Date of each of the following conditions (subject to the ability of the Stockholders to waive any such condition):

                  (a) Representations and Warranties. All representations and warranties of TCGI and Sub contained in this Agreement shall be true and complete in all material respects at and as of the Closing Date as though made at and as of that time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and complete in all material respects as of such date;

                  (b) Covenants and Conditions. TCGI shall have performed and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

                  (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated, and no action shall have been instituted by any governmental authority with jurisdiction over the enforcement of antitrust laws challenging or seeking to enjoin the consummation of the transactions contemplated under this Agreement which such action shall not have been withdrawn or terminated;

                  (d) No Order, Decree, Injunction. None of the Company or the Stockholders shall be subject on the Closing Date to any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement;

                  (e) No Material Litigation. There shall not be pending on the Closing Date any lawsuit, claim or legal action involving the Stockholders or the Company which might materially and adversely affect the ability of the Stockholders to perform their obligations hereunder;

                  (f) No Material Adverse Change or Effect. Between the date of this Agreement and the Closing Date, there shall have been no materially adverse change in, or materially adverse effect on, the business, assets, results of operations or financial condition of TCGI; and

                  (g) Deliveries. TCGI shall have made or stand willing to make all the deliveries set forth in Section 8.2.


SECTION   8                CLOSING DELIVERIES

         8.1 Deliveries by the Stockholders and the Company. Prior to or on the Closing Date, the Stockholders and the Company shall deliver to TCGI the following, in form and substance reasonably satisfactory to TCGI and its counsel:

                  (a) Certificates. Stock certificates representing all of the Company Shares, duly endorsed by each Stockholder, Neal Karsten Blue or Pushpendra Mohta or accompanied by stock transfer powers duly executed by such Stockholder, Neal Karsten Blue or Pushpendra Mohta in blank, in proper form for the transfer of the Company Shares to TCGI, free and clear of all liens, claims, encumbrances or other interest whatsoever;

                  (b) Consents. A manually executed copy of any instrument evidencing receipt of the Consents set forth in Schedule 7.1(e) that have been obtained by the Company or either Stockholder;

                  (c) Officer's Certificate. A certificate, dated as of the Closing Date, executed on behalf of each Stockholder and by each of Neal Karsten Blue and Pushpendra Mohta, certifying (1) that the representations and warranties of each such Stockholder contained in this Agreement are true and complete in all material respects as of the Closing Date as though made on and as of that date except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and complete in all material respects as of such date; and (2) that each such Stockholder has in all material respects performed and complied with all of its obligations, covenants, and agreements set forth in this Agreement to be performed and complied with on or prior to the Closing Date;

                  (d) Resolutions. A certified copy of the duly adopted resolutions of the board of directors of each Stockholder and of the board of directors and stockholders of the Company, authorizing the execution, delivery and performance of this Agreement and all other actions taken or to be taken by such party in connection with this Agreement, which resolutions shall be in full force and effect as of the Closing Date.

                  (e) Good Standing Certificates. Evidence of the good standing of the Company, certified by the Secretary of State of the State of Delaware;

                  (f) Tax, Lien, and Judgment Searches. Results of a search for tax, lien, and judgment filings in the records of San Diego County, California and the State of California, such searches having been made no earlier than twenty days prior to the Closing Date;

                  (g) Registration Rights Agreement. The Registration Rights Agreement, duly executed by each holder of Company Shares;

                  (h) Minute Books, etc. The complete and correct corporate minute books, stock transfer ledger and other corporate records and the corporate seal of the Company;

                  (i) Opinions. A legal opinion, dated as of the Closing Date, of each of (i) Winthrop, Stimson, Putnam & Roberts, special counsel to the Company and the Stockholders, and (ii) James R. Edwards, General Counsel to the Stockholders, in form and substance reasonably satisfactory to TCGI and Sub; and

                  (j) Other Instruments. All other documents, certificates, instruments and writings required hereunder to be delivered by the Stockholders or the Company or as may be reasonably requested by TCGI at or prior to the Closing Date, all such documents to be in form and substance reasonably satisfactory to TCGI.

         8.2 Deliveries by TCGI. Prior to or on the Closing Date, TCGI shall deliver to the Stockholders the following, in form and substance reasonably satisfactory to the Stockholders and their counsel:

                  (a) Merger Consideration. Stock certificates representing the Merger Consideration, registered in the name of the Stockholders, Neal Karsten Blue and Pushpendra Mohta in accordance with the provisions of Section 2.8;

                  (b) Officer's Certificate. A certificate, dated as of the Closing Date, executed on behalf of TCGI certifying (1) that the representations and warranties of TCGI contained in this Agreement are true and complete in all material respects as of the Closing Date as though made on and as of that date except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and complete in all material respects as of such date, and (2) that TCGI has in all material respects performed and complied with all of its obligations, covenants, and agreements set forth in this Agreement to be performed and complied with on or prior to the Closing Date;

                  (c) Registration Rights Agreement. The Registration Rights Agreement, duly executed by TCGI;

                  (d) Legal Opinion. A legal opinion, dated as of the Closing Date, of W. Terrell Wingfield, Jr. General Counsel to TCGI, in form and substance reasonably satisfactory to the Stockholders;

                  (f) Consents. A manually executed copy of any instrument evidencing receipt of the Consents set forth on Schedule 7.1(e) that have been obtained by TCGI;

                  (g) Resolutions. A certified copy of the duly adopted resolutions of the board of directors of TCGI or the Executive Committee thereof, and of the board of directors and stockholder of Sub, authorizing the execution, delivery and performance of this Agreement and the Registration Rights Agreement and all other actions taken or to be taken by such party in connection with this Agreement, which resolutions shall be in full force and effect as of the Closing Date; and

                  (h) Other Instruments. All other documents, certificates, instruments and writings required hereunder to be delivered by TCGI or as may be reasonably requested by the Stockholders at or prior to the Closing Date, all such documents to be in form and substance reasonably satisfactory to the Stockholders.

SECTION    9              TERMINATION

         9.1 Termination by the Stockholders. This Agreement may be terminated by the Stockholders and the transactions contemplated hereby abandoned, if the Stockholders are not then in material default of their representations, warranties, covenants or agreements contained in this Agreement, upon written notice to TCGI, upon the occurrence of any of the following:

                  (a) Conditions. If on the date that would otherwise be the Closing Date any of the conditions precedent to the obligations of the Stockholders and the Company set forth in Section 7.2 of this Agreement have not been satisfied or waived by the Stockholders, unless satisfaction has been frustrated or made impossible by an act or failure to act of the Stockholders or the Company in breach or violation of its covenants, agreements or obligations hereunder.

                  (b) Breach. If TCGI or Sub shall breach or fail to comply with any of their representations, warranties, covenants or agreements contained in this Agreement, or any such representation or warranty shall have become untrue, in any such case such that the conditions precedent to the obligations of the Stockholders and the Company to close specified in Section 7.2(a) or (b) will not be satisfied.

         9.2 Termination by TCGI. This Agreement may be terminated by TCGI and the transactions contemplated hereby abandoned, if TCGI is not then in material default of its representations, warranties, covenants or agreements contained in this Agreement, upon written notice to the Stockholders, upon the occurrence of any of the following:

                  (a) Conditions. If on the date that would otherwise be the Closing Date any of the conditions precedent to the obligations of TCGI set forth in this Agreement have not been satisfied or waived by TCGI, unless satisfaction has been frustrated or made impossible by an act or failure to act of TCGI or Sub in breach or violation of its covenants, agreements or obligations hereunder.

                  (b) Breach. If the Stockholders or the Company shall breach or fail to comply with any of their representations, warranties, covenants or agreements contained in this Agreement, or any such representation or warranty shall have become untrue, in any such case such that the conditions precedent to the obligation of TCGI and Sub to close specified in Section 7.1(a) or (b) will not be satisfied.

         9.3 Rights on Termination.  If this Agreement is terminated pursuant to
Section 9.1 or Section 9.2 and none of the parties is in material breach of any provision of this Agreement, the parties hereto shall not have any further liability to each other with respect to this Agreement and (i) TCGI shall return or destroy all documents and copies and other materials of a proprietary nature received by it or its representatives from or on behalf of the Company or the Stockholders relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Company and (ii) all Information (as defined in the Confidentiality Agreement) received by TCGI or its representatives with respect to the Company and the Stockholders shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms for a period of three (3) years from the date of the Confidentiality Agreement, notwithstanding the termination of this Agreement. If this Agreement is terminated by the Stockholders due to TCGI's material breach of this Agreement, the Stockholders and the Company shall have all rights and remedies available at law or equity. If this Agreement is terminated by TCGI due to the Stockholders' material breach of any provision of this Agreement, TCGI and Sub shall have all rights and remedies available at law or equity.


SECTION   10        SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
                       INDEMNIFICATION; CERTAIN REMEDIES

         10.1 Representations and Warranties. All of the representations, warranties, covenants and agreements of the parties contained in this Agreement shall survive (and not be affected in any respect by) the consummation of the transactions contemplated hereby and any investigation conducted by any party hereto and any information which any party may receive for a period ending on the first anniversary of the Closing Date; provided, however, that such limitation shall not apply to (i) the representations and warranties contained in Section 3.17 and 3.20 and the covenants contained in Section 6.5, which shall continue to survive for the applicable statute of limitations periods and the representations and warranties set forth in Sections 3.5, 3.23, 4.3 and 4.5, all of which shall continue to survive indefinitely.

         10.2 Indemnification by TCGI. Subject to the other terms and conditions of this Agreement, TCGI and Sub shall, jointly and severally, indemnify each of the Stockholders, the Company and their respective officers, directors, employees and agents, against and hold such Persons harmless from all demands, claims, losses, costs, fines, liabilities, damages (excluding consequential damages), including reasonable fees and expenses incurred in the investigation and defense of claims and actions whether such claims and actions are brought by third parties or either party hereto (collectively, "Losses"), arising out of the breach of any representation, warranty, covenant or agreement of TCGI herein.

         10.3 Indemnification by the Stockholders. Subject to the other terms and conditions of this Agreement, the Stockholders shall, jointly and severally, indemnify TCGI, Sub and their respective officers, directors, employees and agents, against and hold such Persons harmless from all Losses arising out of the breach of any representation, warranty, covenant or agreement of the Stockholders herein.

         10.4 Claims. If any claim or assertion of liability is made or asserted against a party entitled to be indemnified pursuant to this Section 10 (an "Indemnified Party") by any Person who is not a party to this Agreement, the Indemnified Party shall give to the other party (an "Indemnifying Party") prompt written notice in reasonable detail of such claim or assertion, or of any event or proceeding by or in respect of a third party of which it has knowledge, concerning any liability or damage as to which it may request indemnification hereunder. The failure by an Indemnified Party to give notice on a timely basis, as provided in this Section 10 shall not relieve the Indemnifying Party of its obligations under this Section except to the extent that the failure results in a failure of actual notice to the Indemnifying Party and the Indemnifying Party is damaged or prejudiced solely as a result of the failure to give notice. Thereafter, the Indemnified Party shall deliver promptly to the Indemnifying Party copies of all notices and documents (including court papers) received by the Indemnified Party relating to the third-party claim. The Indemnifying Party shall have the right to direct, through counsel chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, the defense or settlement of any such claim or proceeding at its own expense; provided that the Indemnifying Party shall not have the right to control the defense of any such claim or proceeding unless it has acknowledged in writing its obligation to indemnify the Indemnified Party fully from all liabilities incurred as a result of such claim or proceeding (subject, however, to Section 10.5). If the Indemnifying Party elects to assume the defense of any such claim or proceeding, the Indemnified Party may participate in such defense, but in such case the expenses of the Indemnified Party shall be paid by the Indemnified Party; provided, however, that if the Indemnified Party asserts that there exists a conflict of interest that would make it inappropriate for the same counsel to represent the Indemnifying Party and the Indemnified Party and the counsel for the Indemnifying Party concurs with such assertion, then the Indemnifying Party shall reimburse the Indemnified Party for the reasonable fees and expenses of separate counsel. The Indemnified Party shall provide the Indemnifying Party with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Indemnifying Party in the defense or settlement thereof, and the Indemnifying Party shall reimburse the Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless the Indemnifying Party, subject to the penultimate sentence of this Section 10.4, withdraws from the defense of such asserted liability, or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such liability. If the Indemnifying Party fails to defend, or if, after commencing or undertaking any such defense, the Indemnifying Party fails to prosecute or withdraws from such defense, the Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Indemnifying Party's expense. If the Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 10.4 and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding. The Indemnifying Party shall not settle any claim or assertion, unless the Indemnified Party consents in writing to such settlement, which consent shall not be unreasonably withheld.

         10.3 Certain Limitations on Indemnification.

                  (a) The  Stockholders  shall have no liability  under  Section
10.3 unless the aggregate of all Losses relating thereto for which the Stockholders would, but for this provision, be liable exceeds on a cumulative basis an amount equal to fifty thousand dollars ($50,000). If such Losses exceed fifty thousand dollars ($50,000), the Stockholders shall be required to indemnify TCGI and Sub for the full amount of such Losses, subject to the other limitations of this Section 10.

                  (b) The  Stockholders  shall  not  have  any  liability  under
Section 10.3 for any individual item where the Loss relating to such item is less than $5,000.

                  (c) The aggregate  liability of the Stockholders under Section
10.3 shall in no event exceed the value of the Merger Consideration, determined as of the Closing Date.

         10.6 Exclusive Remedy. TCGI and Sub acknowledge and agree that, from and after the Closing, their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement shall be the indemnification provisions set forth in Sections 6.5 and 10. In furtherance of the foregoing, each of TCGI and Sub hereby waives, from and after the Closing, to the fullest extent permitted under applicable law, any and all other rights, claims and causes of action (other than tort claims of, or causes of action arising from, fraudulent misrepresentation) it may have against the Stockholders relating to the subject matter of this Agreement arising or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise. Each of TCGI and Sub further acknowledges and agrees that (i) other than the representations and warranties of the Stockholders and the Company specifically contained in this Agreement (including the Schedules hereto), there are no representations or warranties of the Stockholders and the Company or their representatives or any other Person, either express or implied, with respect to the Company and its subsidiaries and their respective businesses and
(ii) it shall have no claim or right to indemnification with respect to any information, documents or materials furnished by the Stockholders, the Company or their representatives or any other Person or any of their officers, directors, employees, agents or advisors, including any information, documents or material made available to TCGI in certain "data rooms," management presentations or any other form in expectation of the transactions contemplated by this Agreement.


SECTION   11            MISCELLANEOUS

         11.1 Expenses. Except as otherwise provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred. TCGI shall pay all HSR Act filing fees required in connection with the transactions contemplated by this Agreement. All transfer, stamp, real property transfer or gains and similar Taxes incurred as a result of the transactions contemplated hereby and any other governmental and regulatory filing fees (other than the HSR Act filing fees) incurred by either party in connection with the transactions contemplated by this Agreement shall be paid one half by the Stockholders and one half by TCGI.

         11.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered by hand, by telecopier device (confirmed by hand delivery or overnight courier service) or by overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)  if to TCGI or Sub:

                       Teleport Communications Group Inc.

                       429 Ridge Road
                       Dayton, New Jersey  08810
                       Attention:  Mr. Wayne G. Fox, Vice President
                                   and Treasurer, and W. Terrell Wingfield, Jr.,
                                   Vice President and General Counsel
                           Phone:  908-392-2000
                           Fax:    908-392-3620

                      with a copy under separate cover to:

                      Dow, Lohnes & Albertson, PLLC
                      1200 New Hampshire Avenue, N.W., Suite 800
                      Washington, D.C. 20036
                      Attention: Kevin F. Reed, Esq.
                         Phone:  202-776-2000
                         Fax:    202-776-2222

                  (b)      if to the Stockholders or the Company:

                       c/o General Atomic Technologies Corporation
                       3550 General Atomics Court
                       San Diego, CA  92121-1122
                       Attention:  Neal Blue, President, and John E.
                                   Jones, Secretary and Treasurer
                           Phone:  619-455-2152
                           Fax:    619-455-4215


                      with a copy under separate cover to:

                       Winthrop, Stimson, Putnam & Roberts
                       One Battery Park Plaza
                       New York, New York  10004
                       Attention:  Arthur H. Fredston, Esq.
                          Phone:   212-858-1000
                          Fax:     212-858-1500

      11.3 Benefit and Binding Effect. No party hereto may assign this Agreement without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

      11.4 Further Assurances. The parties shall take any actions and execute any other documents that may be necessary or desirable to the implementation and consummation of this Agreement, including, in the case of the Stockholders, any additional transfer documents that, in the reasonable opinion of TCGI, may be necessary to ensure, complete, and evidence the full and effective transfer of the Company Shares to TCGI pursuant to this Agreement.

      11.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF).

      11.6 Headings. The headings in this Agreement are included for ease of reference only and shall not control or affect the meaning or construction of the provisions of this Agreement.

      11.7 Entire Agreement. This Agreement, the schedules, hereto, and all documents, certificates and other documents to be delivered by the parties pursuant hereto, collectively represent the entire understanding and agreement among the parties hereto with respect to the subject matter hereof. This Agreement supersedes all prior negotiations between the parties and cannot be amended, supplemented, or changed except by an agreement in writing that makes specific reference to this Agreement and which is signed by the party against which enforcement of any such amendment, supplement or modification is sought.

      11.8 Amendment and Waiver. This Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto. Any failure of either party hereto to comply with any obligation, covenant, agreement or condition contained herein may be waived by the party entitled to the benefits thereof, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      11.9 Consent to Jurisdiction; Specific Performance.

                 (a) Each of the parties hereto irrevocably submits to the jurisdiction of any Delaware State or Federal court sitting in the City of Wilmington in any action or proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such Delaware State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.

                 (b) Nothing in this Section 11.9 shall affect the right of either party to serve legal process in any other manner permitted by law or affect the right of either party to bring any action or proceeding against the other party or its property in the courts of any other jurisdictions. The consents to jurisdiction set forth in this Section 11.9 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11.9 and shall not be deemed to confer rights on any Person other than the parties to this Agreement.

                 (c) Without intending to limit the remedies available to either of the parties hereto, each of the parties hereto acknowledges and agrees that if either of the Stockholders or the Company breaches this Agreement and refuses to perform under the provisions of this Agreement, TCGI and Sub would suffer irreparable injury for which an adequate remedy at law is not available.
Therefore, the parties hereto agree that TCGI and Sub shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance from any court of competent jurisdiction of the terms of this Agreement. If any action is brought by TCGI or Sub to enforce this Agreement, each of the Stockholders and the Company shall waive the defense that there is an adequate remedy at law.

      11.10 Attorneys' Fees. In the event of a default by either party which results in a lawsuit or other proceeding for any remedy available under this Agreement, the prevailing party shall be entitled to reimbursement from the other party of its reasonable legal fees and expenses.

      11.11 Counterparts. This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages), each of which shall be an original, but all of which taken together shall constitute one and the same agreement.

      11.12 No Third-Party Beneficiaries. Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

      11.13 Disclaimer Regarding Estimates and Projections. In connection with TCGI's investigation of the Company and its business, TCGI has received from or on behalf the Company or the Stockholders certain projections and certain business plan information for the periods presented therein. TCGI acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that TCGI is familiar with such uncertainties, that TCGI is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and other forecasts) and TCGI and Sub shall have no claim against the Stockholders with respect thereto. Accordingly, the Stockholders make no representation or warranty with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

     11.14 Revision of Schedules. Notwithstanding anything herein to the contrary, the Stockholders shall have the right to update the Schedules to reflect changes in the ordinary course of business or otherwise permitted by this Agreement that occur between the date hereof and the Closing.


SECTION 12        AGREEMENT NOT TO COMPETE

      12.1 Covenant Not to Compete. In consideration of the other provisions of this Agreement and as an additional inducement to TCGI and Sub to enter into this Agreement, each of the Stockholders, James N. Blue and Linden S. Blue covenants and agrees that for a period of three (3) years after the Closing, (i) none of the Stockholders, any Affiliate, stockholder or control Person (including without limitation James N. Blue and Linden S. Blue) of the Stockholders (other than Neal Karsten Blue), or any other Person of which either Stockholder or any Affiliate, stockholder or control Person (including without limitation James N. Blue and Linden S. Blue) of the Stockholders has the power, directly or indirectly, to direct or cause the direction of management policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that ownership of ten percent (10%) of the voting equity of any Person shall, for purposes of this Section 12.1, be presumed to constitute such power), will, without prior written consent of TCGI, directly or indirectly, own, manage, operate, join, control, or engage or participate in the ownership, management, operation, or control of any business or organization any part of which engages in the provision of those Internet or intranet services which are provided by the Company as of the Effective Time independent of network or transport, to commercial and retail customers in the United States or elsewhere in North America, including without limitation (A) participation as a stockholder, or partner of, or having any direct or indirect financial interest in, any enterprise which engages in the such business, or (B) participation as an agent, representative, or consultant in, or rendering of any services to, any enterprise in which its responsibilities are related to such business; provided, however, that nothing in this Section 12 shall restrict GA, GATC or any other such Person from, (X) offering or providing Internet services in connection with the deployment of manned or unmanned aircraft systems, (Y) using Websites or the Internet to offer or provide its various products and services, other than those services otherwise prohibited by this Section 12; and (ii) without the prior written consent of TCGI, neither Stockholder nor any Affiliate of such Stockholder will, without the prior written consent of TCGI, hire any employee of the Company, other than Neal Karsten Blue.

      12.2 Restriction Regarding Neal Karsten Blue. In consideration of the other provisions of this Agreement and as an additional inducement to TCGI and Sub to enter into this Agreement, in the event that Neal Karsten Blue shall, at any time, cease to be an employee of the Company or the Surviving Corporation, Neal Karsten Blue covenants and agrees that for a period of three (3) years after the Closing, (i) none of Neal Karsten Blue or any Person which Neal Karsten Blue owns, controls or has the power, directly or indirectly, to direct or cause the direction of management policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that ownership of ten percent (10%) of the voting equity of any Person shall, for purposes of this Section 12.2, be presumed to constitute such power), will, without prior written consent of TCGI, directly or indirectly, own, manage, operate, join, control, or engage or participate in the ownership, management, operation, or control of any business or organization which engages primarily in the provision of those Internet and intranet services which are provided by the Company as of the Effective Time independent of network or transport, to commercial and retail customers in the United States or elsewhere in North America, including without limitation (A) participation as a stockholder, or partner of, or having any direct or indirect financial interest in, any enterprise which engages primarily in the such business, or (B) participation as an agent, representative, or consultant in, or rendering of any services to, any enterprise in which its responsibilities are primarily related to such business; and (ii) Neal Karsten Blue shall not disclose to others or take or use for Neal Karsten Blue's own purpose or the purposes of any other Person (including without limitation any employer or any Person owned, managed or advised by Neal Karsten Blue), any technical or business information which the Company or the Surviving Corporation reasonably treats as confidential or other proprietary information of the Company or the Surviving Corporation.

      12.3 Exception. Notwithstanding Section 12.1 or 12.2, the restriction on financial interest contained in this Agreement shall not apply to ownership of
(i) a company's stock listed on a national securities exchange or the NASDAQ, which constitute less than ten percent (10%) of the outstanding voting stock thereof and does not otherwise constitute control over such company or (ii) ownership of equity securities constituting not more than ten percent (10%) of the voting interests of a privately held company in which such interest is held solely as a passive investment and in which such Person described in clause (i) of Section 12.1 or in Section 12.2 has no power to direct or actively participate in the management of such company.

      12.4 Remedies. Each Stockholder agrees that if either of them or any of their respective Affiliates engages or threatens to engage in any activity that constitutes a violation of the provisions of this Section 12, TCGI shall have the right and remedy to have the provisions of this Section 12 specifically enforced to the extent permitted by law by any court having jurisdiction, it being acknowledged and agreed that any breach of this Agreement would cause immediate irreparable injury to TCGI and that money damages would not provide an adequate remedy at law for any breach. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to TCGI at law or in equity.

      12.5 Reformation.  If any of the provisions or covenants contained in this
Section  12 are held to be  unenforceable  in any  jurisdiction  because  of the duration or scope thereof, the court making such determination shall have the power to reduce the duration and/or scope of the provision or covenant, and the provision or covenant in its reduced form shall be enforceable; provided, however, that the determination of such court shall not affect the enforceability of any portion of this Agreement in any other jurisdiction.

         IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.



                                     GENERAL ATOMIC TECHNOLOGIES
                                     CORPORATION



                                     By:   /s/ James N. Blue
                                        __________________________________
                                        Name:   James N. Blue
                                        Title:  President


                                     GENERAL ATOMICS



                                     By:   /s/ James N. Blue
                                        __________________________________
                                        Name:   James N. Blue
                                        Title:  President


                                     CERFNET SERVICES, INC.



                                     By:   /s/ Pushpendra Mohta
                                        __________________________________
                                        Name:   Pushpendra Mohta
                                        Title:  Vice President



                                     TELEPORT COMMUNICATIONS GROUP INC.



                                     By:   /s/ Wayne G. Fox
                                        __________________________________
                                        Name:   Wayne G. Fox
                                        Title:  Vice President and
                                                Treasurer


                                     CNSI ACQUISITION CORP.



                                     By:   /s/ W. Terrell Wingfield, Jr.
                                        __________________________________
                                        Name:   W. Terrell Wingfield, Jr.
                                        Title:  Vice President and
                                                General Counsel

         Solely with respect to Section 2.8(a) and Section 12:



                                     /s/ Neal Karsten Blue
                                     ----------------------------
                                     NEAL KARSTEN BLUE


         Solely with respect to Section 2.8(a):


                                     /s/ Pushpendra Mohta
                                     ----------------------------
                                     PUSHPENDRA MOHTA

         Solely with respect to Section 12:



                                     /s/ James N. Blue
                                     ---------------------
                                     JAMES N. BLUE


                                     /s/ Linden S. Blue
                                     ---------------------
                                     LINDEN S. BLUE

                                                                      EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of February 4, 1997 by and among GENERAL ATOMIC TECHNOLOGIES CORPORATION, a Wyoming corporation ("GATC"), GENERAL ATOMICS, a California corporation ("GA"), NEAL KARSTEN BLUE ("Blue") and PUSHPENDRA MOHTA ("Mohta" and, collectively with GA, GATC and Blue, the "Holders"), and TELEPORT COMMUNICATIONS GROUP INC., a Delaware corporation (the "Company").

  WHEREAS, the Company and the Holders are party to a Merger Agreement (the "Merger Agreement"), dated as of January 13, 1997, pursuant to which the Company has agreed to issue shares of the Company's Class A Common Stock, par value $.01 per share ("TCGI Common Stock"), to the Holders in exchange for shares of capital stock of CERFnet Systems, Inc., a Delaware corporation; and

  WHEREAS, the Company has agreed to grant certain rights with respect to shares of TCGI Common Stock issued to the Holders pursuant to the Merger Agreement;

  NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, the parties hereby agree as follows:


                                    ARTICLE 1
                                   DEFINITIONS

  As used herein, the following terms shall have the following respective meanings:

1.1 "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

1.2 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.3 "Holders" shall mean and include any person or persons who have executed this Agreement and whose names appear on the Schedule of Registration Rights Holders, attached hereto as Schedule A, or who shall, pursuant to Article 8 hereof, become parties hereto.

1.4 The  terms  "register,"   "registered"  and   "registration"   refer  to  a
registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

1.5 "Registrable Securities" means any and all (i) shares of TCGI Common Stock held by the Holders and identified on Schedule A and (ii) any securities of the Company issued or issuable with respect to any securities referred to in clause
(i) above, upon any stock split, stock dividend, recapitalization or similar event, which shares have not been sold to the public; provided, however, that such shares shall cease to be treated as Registrable Securities if they are then eligible to be sold, pursuant to Rule 144(k) promulgated under the Securities Act (or any similar successor provision thereto) and the holder of such shares is not then an "affiliate" of the Company within the meaning of such Rule 144(k).

1.6 "Registration Expenses" shall mean all expenses incurred by the Company in complying with Article 2 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, fees and disbursements of legal counsel and accountants for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

1.7 "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

1.8 "Selling Expenses" shall mean all underwriting fees, discounts, selling commissions and stock transfer taxes applicable to the Registrable Securities registered by the Holders and fees of any counsel employed by the Holders in connection with an registration hereunder.


                                     ARTICLE 2
                             PIGGYBACK REGISTRATION

2.1 Notice of Registration to Holders. If at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders, other than (i) a registration relating solely to employee benefit plans on Form S-8 (or any successor form) or (ii) a registration relating solely to a Commission Rule 145 transaction on Form S-4 (or any successor form), the Company will:

        (a)       promptly give to each Holder written notice thereof; and

        (b) subject to the terms and conditions hereof, include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 15 days after receipt of such written notice from the Company described in Section 2.1(a), by any Holder or Holders.

2.2 Underwriting.

        (a) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.1(a). In such event, the right of any Holder to registration pursuant to this
Article 2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by the Company, with all such Holders agreeing to the same terms and conditions as the Company to the extent the Company is also seeking to distribute securities as part of such underwritten offering. In any such underwritten offering, the range for the offering price at which Registrable Securities and other securities included in such underwritten offering shall be offered for sale, as set forth in the preliminary prospectus for such offering, and the price at which such Registrable Securities and other securities included in such underwritten offering shall be sold to the public, as set forth in the prospectus for such offering, shall be mutually determined by the Company and the managing underwriter(s) for such offering.

        (b) Notwithstanding any other provision of this Article 2, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Securities from such registration and underwriting. The Company shall so advise all Holders of Registrable Securities, and the number of shares of Registrable Securities to be included in such registration shall be allocated as follows: first, for the account of the Company, all shares of Common Stock proposed to be sold by the Company; second, for the account of any stockholders of the Company having registration rights existing prior to the date of this

Agreement (and their respective successors and assigns) and participating in such registration, the number of shares of Common Stock requested to be included in the registration by such stockholders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities that are proposed to be offered and sold by such stockholders of Registrable Securities at the time of filing the registration statement; third, for the account of Holders of Registrable Securities participating in such registration and any stockholders having registration rates of equal priority with the Holders, the number of shares of Common Stock requested to be included in the registration by such Holders or such other stockholders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities that are proposed to be offered and sold by such Holders and such other stockholders of Registrable Securities at the time of filing the registration statement; and fourth, for the account of any other stockholders of the Company participating in such registration, the number of shares of Common Stock requested to be included in the registration by such other stockholders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities that are proposed to be offered and sold by such other stockholders of Registrable
Securities at the time of filing the registration statement. No Registrable Securities excluded from the underwriting by reason of the underwriters' marketing limitation shall be included in such registration.

        (c) The Company shall so advise all Holders and the other stockholders distributing their securities through such underwriting of any such limitation, and the number of shares of Registrable Securities held by Holders that may be included in the registration and underwriting shall be allocated among all Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by all such Holders at the time of filing the registration statement. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter prior to the initial distribution of preliminary prospectuses with respect to such underwritten offering or at such earlier time as the Company may prescribe. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, but the Holder shall continue to be bound by Article 6 hereof. If Registrable Securities are not withdrawn by such time, the Holder of such Registrable Securities shall have no right to withdraw such Registrable Securities from such registration and shall be obligated to sell such registrable Securities at a price per share (the "Sale Price") to be determined by the Company and the managing underwriter(s) for such underwritten offering, provided that such Sale Price is either within the range set forth on the cover of the preliminary prospectus relating to such underwritten offering or is in excess of the highest offering price set forth in such range. Any Registrable Securities that are withdrawn from registration pursuant to this Section 2.2(c) shall not be transferred in a public distribution prior to 90 days after the effective date of such registration, or such other shorter period of time as the managing underwriter(s) for such registration may require.

        (d) The Company shall have the right to terminate or withdraw any registration initiated by it under this Article 2 prior to the effectiveness of such registration, whether or not any Holder has elected to include securities in such registration; provided, however, that the Company shall pay all Registration Expenses incurred in connection with such terminated registration.


                                    ARTICLE 3
                            EXPENSES OF REGISTRATION

  In connection with any registration or qualification pursuant to Article 2 hereof, the registering Holders shall bear a portion of the Registration Expenses equal to a fraction, the numerator of which is equal to the amount of securities that are registered by such Holders in connection with such registration and the denominator of which is equal to the amount of all securities that are included in such registration. All Selling Expenses relating to securities registered by the Holders shall be borne by such Holders. Each Holder shall bear any other out-of-pocket expenses of such Holder incurred in connection with any registration hereunder.


                                    ARTICLE 4
                             REGISTRATION PROCEDURES

  In the case of each registration, qualification or compliance effected by the Company pursuant to this Agreement, the Company will keep each Holder participating in such registration advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will, in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, and each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement. The Company shall furnish to each Holder participating in any registration and the underwriters such number of copies of the registration statement, each amendment and supplement thereto, and the prospectus included in such registration statement

(including each preliminary prospectus) as such parties may reasonably request.


                                    ARTICLE 5
                                 INDEMNIFICATION

5.1 Indemnification by Company. In the event the Company shall effect a registration of any shares owned by any Holder, the Company will indemnify each Holder and each of its directors and officers and each person controlling such Holder within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement or prospectus, or any amendment or supplement thereto, incident to any such registration, or arising out of or based on any omission (or alleged omission) to state therein, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse each such Holder, director or officer and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, (i) made in reliance upon and in conformity with written information furnished to the Company by such Holder or underwriter and expressly intended for use in such registration statement or prospectus, or any amendment or supplement thereto or (ii) made in any preliminary prospectus or prospectus if the Company shall have corrected such statement or omission and timely furnished a copy of an amended or supplemented prospectus to such Holder or to the person alleging the omission or misstatement prior to the time of written confirmation of such sale of Registrable Securities.

5.2 Indemnification by the Holders. In the event the Company shall effect a registration of any shares owned by any Holder, each such Holder will, severally and not jointly, indemnify the Company, each underwriter and each of its respective officers and directors, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, and each other such Holder, and each person controlling such Holder within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement or prospectus, or any amendment or supplement thereto, incident to any such registration or arising out of or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will reimburse the Company, such Holders, director or officer, such underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement or prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder and expressly intended for use in such registration statement or prospectus or any amendment or supplement thereto; provided, however, that the maximum liability of any Holder under this Section
5.2 in regard to any registration statement shall in no event exceed the amount of the proceeds received by such Holder from the sale of Registrable Securities under such registration statement.

5.3 Procedures for Indemnification. Each party entitled to indemnification under this Article 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld or delayed). The Indemnified Party may participate in such defense at such party's expense; provided, however that if (i) the employment of such counsel by the Indemnified Party has been authorized by the Indemnifying Party, (ii) the Indemnifying Party shall have been advised by its counsel that there is a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such action (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party) or (iii) the Indemnifying Party shall not in fact have employed counsel to assume the defense of such action, then in each such case the fees and expenses of such counsel shall be at the expense of the Indemnifying Party). The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, unless such failure is materially prejudicial to the ability of the Indemnifying Party to defend the action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

5.4 Contribution. If the indemnification provided for in Section 5.1 or 5.2 is unavailable or insufficient to hold harmless an Indemnified party, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses referred to in Section
5.1 or 5.2, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the sellers of Registrable Securities on the other hand in connection with statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses, as well as any other relevant equitable considerations. The Company and the Holders agree that it would not be just and equitable if contributions pursuant to this Section 5.4 were to be determined by pro rata allocation (even if all sellers of Registrable Securities were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 5.4. The amount paid by an Indemnified Party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses referred to in the first sentence of this Section 5.4 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any claim, action or proceeding which is the subject of this Section 5.4. Notwithstanding the provisions or this Section 5.4, no Holder shall be required to contribute any amount in excess of the amount by which the total proceeds received by it from the sale of its Registrable Securities pursuant to the applicable registration statement exceeds the amount of any damages that such Holder has otherwise been required to pay pursuant to this Agreement by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of sellers of Registrable Securities to contribute pursuant to this Section 5.4 shall be several in proportion to the respective amount of Registrable Securities sold by them pursuant to a registration statement and not joint.

5.5 Conflicting Terms. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in an underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.


                                    ARTICLE 6
                                LOCKUP AGREEMENT

  In consideration for the Company agreeing to its obligations under this Agreement, each Holder agrees, in connection with any registration effected pursuant to Article 2, that any Holder electing not to participate in, or withdrawing from, such registration shall, upon the request of the underwriters managing the offering of the Company's securities, not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities (other than those included in such registration) without the prior written consent of such underwriters until such period of time (not to exceed the period commencing seven (7) days prior to the effective date of such registration and ending ninety (90) days after such effective date) from the effective date of such registration or, if earlier, the day distribution of such securities is completed or the underwriters have sold all securities of the Company allotted to them pursuant to such registration.


                                    ARTICLE 7
                              INFORMATION BY HOLDER

  The Holder or Holders of Registrable Securities included in any registration shall furnish in writing to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.


                                    ARTICLE 8
                         TRANSFER OF REGISTRATION RIGHTS

  The rights to cause the Company to register Registrable Securities granted to any Holder under Article 2 may be assigned to a transferee or assignee in connection with any transfer or assignment of Registrable Securities by such Holder; provided that no transfer or assignment shall be made pursuant to this
Article 8 unless: (a) notice of such assignment is given to the Company, (b) the Company shall have received either (i) a written opinion of counsel reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transfer of Registrable Securities, or of an interest therein, may be effected without registration under the Securities Act or under applicable state securities laws or (ii) such representation letters as it may reasonably require, in form and substance reasonably satisfactory to the Company, to ensure compliance with the provisions of the Securities Act and applicable state securities laws, and (c) such transferee or assignee shall have executed and delivered to the Company, as a condition to its acquisition of such Registrable Securities, an instrument in form and substance reasonably satisfactory to the Company confirming that such transferee takes such Registrable Securities, or interest therein, subject to, and agrees to be bound by, all the terms, conditions and obligations of this Agreement.


                                    ARTICLE 9
                                  MISCELLANEOUS

9.1 Waivers and Amendments. With the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding, the obligations and rights of the Company and the Holders under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended; provided, however, that no such waiver or amendment shall reduce the aforesaid number of shares the holders of which are required to consent to any waiver or amendment, without the consent of all the Holders. This Agreement or any provision hereof may be amended, waived, discharged or terminated only by a statement in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought, except to the extent provided in this Section 9.1.

9.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within the state without regard to principles of conflicts of law.

9.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

9.4 Entire   Agreement.   This  Agreement   constitutes   the  full  and  entire
understanding and agreement between the parties with regard to the subject matter hereof.

9.5 Notices. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed effectively given and received upon delivery in person, or one business day after delivery by national overnight courier service or by telecopier transmission with acknowledgment of transmission receipt, or three business days after deposit via certified or registered mail, return receipt requested, in each case addressed as follows:

  if to the Company, to:

         Teleport Communications Group Inc.
         429 Ridge Road
         Dayton, New Jersey  08810
         Attention:  Mr. Wayne G. Fox
                     Vice President and Treasurer
         Telecopier:  (908) 392-3620

  with copies to:

         Teleport Communications Group Inc.
         429 Ridge Road
         Dayton, New Jersey  08810
         Attention:  W. Terrell Wingfield, Jr., Esq.
                     Vice President and General Counsel
         Telecopier:  (908) 392-3620; and

         Dow, Lohnes & Albertson
         1200 New Hampshire Avenue, N.W.
         Washington, D.C.  20036-6802
         Attention:  Kevin F. Reed, Esq.
         Telecopier:  (202) 776-2222

if to the Holders, at the address shown in the records of the Company.

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

9.6 Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

9.7 Titles and Subtitles.  The titles of the sections and subsections  of  this

Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

9.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together constitute one instrument.

  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                    TELEPORT COMMUNICATIONS GROUP INC.



                                    By:    /s/ Wayne G. Fox
                                        __________________________________
                                        Name:   Wayne G. Fox
                                        Title:  Vice President and Treasurer



                                    GENERAL ATOMIC TECHNOLOGIES CORPORATION



                                    By:    /s/ James N. Blue
                                        __________________________________
                                        Name:   James N. Blue
                                        Title:  President


                                    GENERAL ATOMICS



                                    By:    /s/ James N. Blue
                                        __________________________________
                                        Name:    James N. Blue
                                        Title:   President



                                       /s/ Neal Karsten Blue
                                    ______________________________________
                                           NEAL KARSTEN BLUE



                                       /s/ Pushpendra Mohta
                                    ______________________________________
                                           PUSHPENDRA MOHTA

                                   SCHEDULE A

                           Registration Rights Holders


Party                                                         Number of Shares

General Atomic Technologies
Corporation                                                   1,622,840

General Atomics                                                 374,876

Neal Karsten Blue                                                53,910

Pushpendra Mohta                                                 48,374